UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 1-K

☒ ANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal annual year ended June 30, 2025

Naqi Logix Inc.
(Exact Name of Registrant as Specified in Charter)

British Columbia, Canada	99-1369960
(State or Other Jurisdiction of Incorporation or Organization) 98-1620944 (I.R.S. Foreign Employer Identification Number)	(I.R.S. Employer Identification No.)

100 Park Royal, Suite 200,

West Vancouver, British Columbia, Canada, V7T 1A2

(Full Mailing Address of Principal Executive Offices)

(888) 627-4564

(Registrant's Telephone Number, Including Area Code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Use of Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to "we," "us," "our" "Naqi" or "the Company" refer to Naqi Logix Inc. a British Columbia corporation.

Special Note Regarding Forward Looking Statements

We make statements in this Annual Report on Form 1-K that are forward-looking statements within the meaning of the federal securities laws. The words "believe," "estimate," "could", "expect," "anticipate," "intend," "may", "plan," "seek," "may," and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report on Form 1-K are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive, and market condition and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, taking into account the information currently available to us, our actual performance, results and achievements or outcomes could differ materially from those set forth in the forward-looking statements.

You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report on Form 1-K, and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. These risks and other factors include, but are not limited to, those listed under "Risk Factors."

Reporting Currency

Our reporting currency is the United States dollar ("USD"), and all amounts herein are expressed in United States dollars unless otherwise stated.

Item 1. Business

Our Group Structure

The following organization chart indicates the intercorporate relationships of the Company and its significant subsidiaries, together with the jurisdiction of formation, incorporation or continuance of each entity (Wisear Assets & Liabilities SAS ("Wisear") is shown as part of the organization chart as of the date of this filing and was not a subsidiary of the Company as of the fiscal year ended June 30, 2025).

Company Overview

Naqi Logix Inc. ("Naqi" or "the Company") was incorporated pursuant to the provisions of the Business Corporations Act (British Columbia) on August 4, 2020. Its corporate office location is 100 Park Royal, Suite 200, West Vancouver, British Columbia, Canada, V7T 1A2.

Naqi Logix Inc. is a neurotechnology company focused on developing a non-invasive human-machine interface platform designed to enable users to control digital systems without the use of their hands, voice, or traditional graphical interfaces. The Company's technology is delivered through wearable devices, currently embodied in a neural earbud form factor, combined with proprietary software and signal-processing technologies.

The Company's platform is designed to capture biosignals and motion data generated by natural facial micro-gestures and head movements and translate those signals into digital commands capable of interacting with computers, mobile devices, robotics, and connected environments. Unlike invasive brain-computer interface technologies that require surgical implantation, Naqi's solution is external to the body and can be worn and removed like a conventional earbud.

The Company's wearable neural interfaces could represent a potential new input modality for interacting with digital systems. By enabling users to issue commands silently and without physical contact with devices, the platform may support a range of applications across accessibility technologies, consumer electronics, computing interfaces, and connected device ecosystems.

Subsequent to the fiscal year ended June 30, 2025, the Company signed a Share Purchase Agreement dated December 30, 2025 (the "Wisear Purchase Agreement") among the Company, Wisear SAS and Wisear providing for the acquisition by the Company of all of the issued and outstanding shares of Wisear not already held by the Company (the "Wisear Acquisition"). This Wisear Acquisition closed on February 2, 2026. Wisear is a neurotechnology company based in France focused on biosignal-based gesture recognition for wearable devices. The Wisear Acquisition expands the Company's intellectual property portfolio and strengthens its capabilities in biosignal acquisition, signal processing, and machine learning technologies relevant to wearable neural interface systems.

The Company's current wearable neural interface platform, as presently contemplated for consumer electronic applications, may not require regulatory clearance. Certain future medical, assistive or other regulated applications of the Company's technology, including potential applications incorporating acquired Wisear technology, may require regulatory approvals depending on intended use and jurisdiction.

Our Corporate Strategy

Management continues to pursue a corporate strategy that is focused on engaging with organizations that may contribute to product development, platform validation, and potential integration of the Company's technology into broader digital and device ecosystems and in building and developing our business as a provider of end-to-end solutions to support the development, validation and commercialization of its neural interface platform.  In connection with such strategy and to facilitate our long-term growth, we continue to evaluate various strategic opportunities, including partnerships with original equipment manufacturers ("OEMs"), and providers of complementary technologies and intellectual property ("IP") to further our goals by adding technology, differentiation, customers and/or revenue. We are primarily looking for partnerships that have business value and operational synergies, but will be opportunistic for other strategic and/or attractive transactions. We believe these complementary technologies will add value to the Company and allow us to provide a comprehensive integrated ecosystem to our customers. In addition, we may seek to expand our capabilities around robotics, accessibility technology, consumer electronics, and emerging human-machine interface systems. Candidates with proven technologies and products that complement our overall strategy may come from anywhere in the world, as long as there are strategic and financial reasons to establish the partnership. We are also exploring opportunities that will supplement our revenue growth, which may include accretive acquisitions that provide business value and operational synergies, as well as other opportunistic or strategic transactions that we believe may increase overall shareholder value in the fields of robotics, accessibility technology, consumer electronics, and emerging human-machine interface systems. These may include, but are not limited to, alternative investment opportunities, such as minority investments, acquisitions or joint ventures. If we make any acquisitions in the future, we expect that we may pay for such acquisitions using our equity securities and/or cash and debt financings in combinations appropriate for each acquisition.

Naqi Platform Architecture

Naqi has developed a hardware-enabled software platform designed to interpret user intent through biosignals captured in and around the ear. The platform currently consists of three primary components:

• the Naqi Neural Earbud, a wearable sensing device
• the Naqi Hub, the software platform that interprets and executes commands
• the Invisible User Interface (IUI), a command architecture designed to allow navigation and control without visual interaction

Together, these components form an integrated system intended to allow users to command and control digital environments using subtle physical signals and gestures.

Naqi Neural Earbud

The Company's initial wearable implementation of its neural interface platform is an ear-worn device similar in form factor to widely adopted consumer audio earbuds.

The device integrates multiple sensor technologies designed to capture biosignals and motion data, including electromyographic (EMG), electroencephalographic (EEG), and electrocardiographic (ECG) signals, along with inertial measurement units (IMUs) capable of detecting head movement and orientation. These signals may be generated by natural facial micro-gestures such as jaw clenches, eyebrow movements, eye blinks, and other subtle muscle activations.

When combined with the Company's signal-processing algorithms and software environment, these signals may be translated into discrete commands capable of interacting with external digital systems.

Naqi Hub Software Platform

The Naqi Hub serves as the primary software environment for processing signals captured by the wearable device and translating them into executable commands.

The software connects to the Naqi Neural Earbud through wireless connectivity and processes biosignals and motion data using the Company's proprietary algorithms. The platform enables command mapping, device integration, and user customization.

Naqi Hub currently supports integration with desktop and mobile computing environments and may interface with connected devices through standard communication protocols and application programming interfaces (APIs). User settings and command configurations may be stored locally or synchronized through cloud-based infrastructure.

Invisible User Interface

The Company's proprietary Invisible User Interface ("IUI") is designed to allow users to navigate digital commands without reliance on traditional graphical interfaces or physical controllers.

The interface architecture allows users to access command structures through intentional gestures detected by the wearable device. These gestures activate a navigation environment through which users may select commands using combinations of facial movements, head motion, and other detected signals.

The Company believes this approach may enable users to interact with digital systems in situations where traditional interfaces are impractical, such as when the user's hands are occupied or lack motricity, when voice input is not desirable or practical, or when visual interfaces are unavailable or unwanted.

Applications and Use Cases

The Company has demonstrated the ability of its platform to control a range of digital systems including personal computers, mobile devices, smart home systems, and connected hardware such as mobility devices and robotic systems.

The platform is designed to be adaptable to multiple device ecosystems and may be integrated into a variety of wearable products, including head-mounted devices such as augmented reality and virtual reality systems.

Because the system translates physical signals into digital commands that can interact with software interfaces, the Company believes the platform may support a broad set of future applications across accessibility technologies, computing interfaces, gaming platforms, smart environments, and human-AI interactions.

Research and Development

Naqi Logix continues to focus on the development and refinement of its neural interface platform, including both hardware and software components. Research and development activities are directed toward improving signal acquisition, algorithmic interpretation of biosignals, system reliability, and integration with external digital systems. The Company's current development efforts are concentrated in three primary areas: platform development, ecosystem integration, and commercialization readiness.

Platform Development

The Company's research and development activities are centered on advancing the core components of the Naqi platform, including the Naqi Neural Earbud wearable device, the Naqi Hub software environment, and the Company's Invisible User Interface architecture.

Development work includes improving the ability of the system to capture and interpret biosignals and motion data generated by subtle facial micro-gestures and head movements. Because these signals are often low amplitude and may occur alongside normal activities such as speaking, chewing, or natural facial movement, a significant portion of development efforts is directed toward signal processing, machine learning, and artificial intelligence (AI) techniques designed to improve accuracy and reliability.

The Company's algorithms are designed to detect and classify micro-gestural inputs, distinguish intentional commands from background activity, and adapt to individual users over time. This work includes developing scalable models capable of learning from diverse user data sets and refining gesture recognition through iterative training and testing.

In parallel with software development, the Company continues to refine the hardware design of its wearable neural earbud platform, including sensor configuration, signal acquisition methods, and system ergonomics. Ongoing engineering efforts are also focused on improving the performance and functionality of the Naqi Hub software and the Invisible User Interface architecture.

Platform Integration and Ecosystem Development

The Company's platform architecture is designed to support integration with a wide range of digital devices and software environments. As part of its development efforts, the Company is expanding its application programming interface ("API") and related software tools to enable third-party developers and device manufacturers to integrate their products with the Naqi platform.

The Company believes that enabling external developers to build integrations may expand the range of potential applications for the platform across computing environments, accessibility technologies, gaming platforms, and connected device ecosystems. While the Company expects to develop certain foundational integrations internally, such as those related to desktop computing, mobile devices, and selected accessibility applications, future integrations may also be developed by partners or third-party developers using the Company's software interfaces.

Commercialization and Product Readiness

In parallel with technical development, the Company is engaged in activities intended to support the future commercialization of the Naqi platform. These efforts include product engineering, usability testing, developer engagement, and collaboration with potential product partners.

The Company anticipates continuing to work with selected development partners, testers, and integration partners to refine product functionality and ensure that the platform can be deployed in a manner that is reliable and user-friendly across a range of potential use cases.

The timing and scope of commercialization will depend on continued technical development, product validation, manufacturing readiness, and market engagement activities.

Wisear Acquisition and Technology

Subsequent to the fiscal year ended June 30, 2025, the Company entered into the Wisear Purchase Agreement and closed the Wisear Acquisition on February 2, 2026. Wisear is, a neurotechnology company based in France focused on biosignal-based gesture recognition for wearable devices. The Company acquired Wisear for a base purchase price of US$11,770,000, subject to customary adjustments, satisfied through the issuance of voting common stock of the Company, at an issue price of US$2.40 per share (the "Consideration Shares"). 1,600,671 of the Consideration Shares will vest over two years following the Wisear Acquisition contingent on the continued employment or services of the Wisear team. The Wisear Acquisition follows approximately 11 months of working with Wisear under a Technology License and Services Agreement dated February 12, 2025 ("the License Agreement") with Wisear, under which the Company exclusively licensed Wisear's technology and was provided personnel and services to support the development of the Company's neural interface platform.

Wisear's technology is centered on detecting bioelectric signals generated by subtle facial muscle activity and translating those signals into digital commands capable of interacting with electronic devices. The acquired intellectual property includes patent families directed toward gesture detection systems for personal head-worn devices and methods for simultaneous sub-Nyquist acquisition of multiple bioelectric signals. These technologies relate to signal acquisition, compression, and interpretation techniques designed for wearable neural interface systems.

Through the Wisear Acquisition, the Company has integrated certain elements of the Wisear technology portfolio into its broader neural interface platform strategy. The Company expects that these intellectual property assets may support ongoing research and development efforts related to biosignal acquisition, machine learning-based gesture recognition, and wearable human-machine interface systems.

Our Market

Naqi Logix is developing a non-invasive neural interface platform designed to enable users to control digital systems without the use of their hands, voice, or traditional graphical interfaces. The Company believes that technologies enabling alternative input methods may become increasingly relevant as computing environments evolve toward more wearable, immersive, and connected device ecosystems.

The Company's platform is designed to capture biosignals and motion data generated by subtle facial micro-gestures and head movements and translate those signals into digital commands. As a result, the Company's technology, including any potential applications incorporating acquired Wisear technology, may have potential use cases and applications across several existing and emerging markets that rely on human-machine interaction.

Assistive Technology

The Company's first targeted application for its platform will be assistive input for those with limited to no hand and arm motricity. Individuals with mobility impairments or limited use of their hands may benefit from alternative methods for interacting with computers, communication systems, mobility devices, and other connected technologies.

According to industry research, the global assistive technology market was valued at approximately $48 billion in 2023 and is projected to grow at an estimated compounded annual growth rate (CAGR) of approximately 7%, potentially reaching $87 billion by 2030. These solutions include a wide range of technologies intended to support individuals with physical, sensory, or cognitive impairments.

Wearable Technology

Naqi's neural interface technology is currently implemented in a wearable earbud form factor similar to widely adopted consumer audio devices. As such, the Company believes its platform may align with the broader wearable technology market, which includes smart watches, fitness trackers, health monitoring devices, and other connected wearable electronics.

The global wearable technology market was valued at approximately $128 billion in 2023 and is projected by certain industry analyses to reach approximately $316 billion by 2030, reflecting continued adoption of wearable computing devices and sensor-based technologies.

Augmented and Virtual Reality

Emerging computing environments such as augmented reality ("AR") and virtual reality ("VR") systems may benefit from alternative input mechanisms that do not rely on handheld controllers or traditional interfaces. The Company believes wearable neural interfaces could potentially provide complementary control mechanisms for these environments.

Industry research estimates that the global AR and VR market was valued at approximately $75 billion in 2025 and is projected to grow at a compounded annual growth rate (CAGR) of approximately 34%, potentially reaching $693 billion by 2030.

Gaming and Interactive Entertainment

The Company's platform may also have potential applications within gaming and interactive entertainment environments where users seek new interaction modalities beyond traditional controllers, keyboards, or touch interfaces.

The global gaming and esports market was estimated at approximately $298 billion in 2024 and has been projected by certain industry research firms to reach approximately $505 billion by 2030, reflecting continued growth in interactive digital entertainment.

Emerging Human-Machine Interface Markets

More broadly, the Company believes that neural and biosignal-based interfaces represent a developing category within human-machine interaction technologies. As computing environments expand beyond traditional desktop and mobile interfaces into wearable devices, connected environments, and immersive computing systems, alternative input methods may become increasingly important.

The Company's strategy is to develop a platform capable of interacting with multiple device ecosystems rather than targeting a single vertical market. As a result, the potential commercial applications for the platform may extend across accessibility technologies, consumer electronics, computing interfaces, and connected device environments.

References:

  Assistive Technologies Market: It was worth $48 billion in 2023 and is growing by roughly 7% annually, with an expectation that it will hit $87 billion in 2030. (1)
  Wearable Technologies Market: In 2023, it was valued at $128 billion, and it's expected to grow even faster than assistive tech at 12% CAGR to $316 billion by 2030.(2)
  Augmented Reality/Virtual Reality Market: It was worth $75 billion in 2025 and is growing by roughly 34% annually, with an expectation that it will hit $693 billion in 2035.(3)
  Gaming & E-Sports Market: Valued at $298 billion in 2024 and expected to reach $505 billion with 8.7% CAGR.(4)

(1) Yahoo Finance. Disabled and Elderly Assistive Technology Market Research Report 2023 - Global Industry Analysis, Trends, Market Size, and Forecasts 2021-2030. https://finance.yahoo.com/news/disabled-elderly-assistive-technology-market-151300911.html.

(2) Yahoo Finance. Wearable Technology Market Size to Hit $316.26 Billion by 2030 | Exclusive Report by Coherent Market Insights https://finance.yahoo.com/news/wearable-technology-market-size-hit-115000645.html

(3) Precedence Research. Augmented Reality and Virtual Reality Market Size - Global Industry, Share, Analysis, Trends and Forecast 2025 - 2035. https://www.precedenceresearch.com/augmented-reality-and-virtual-reality-market#:~:text=The%20global%20augmented%20reality%20and,24.87%25%20from%202026%20to%202035.

(4) Grandview Research. Global Gaming Market Size & Outlook, 2025-2030 https://www.grandviewresearch.com/horizon/outlook/gaming-market-size/global

License and Technology Collaboration

On February 12, 2025, the Company entered into the License Agreement with Wisear to access certain biosignal-processing technologies and related engineering services relevant to the development of the Company's neural interface platform. Under the terms of the License Agreement, Wisear granted the Company a worldwide, fully paid-up, royalty-free, sublicensable, transferable, perpetual, irrevocable, and exclusive license (including exclusivity with respect to Wisear, subject to limited service-related exceptions) to use, reproduce, modify, distribute, and otherwise exploit Wisear's licensed technology within the defined field of use in connection with the Company's products and services. In consideration for these rights and related development services, the Company agreed to pay Wisear license fees of $20,000 per month and approximately $100,000 per month for the Wisear team through a supply agreement during the term of the License Agreement. The License Agreement also required Wisear to provide the Company with complete copies of the licensed technology and related materials to support integration and development activities. Following this collaboration period, in January 2026, the Company completed the acquisition of Wisear and its associated intellectual property portfolio, and the licensed technologies became part of the Company's broader neural interface platform and intellectual property assets.

Robotics and Assistive Technology Collaboration

The Company has engaged with Kinova Robotics, a developer of advanced robotic arms and assistive robotic systems, to explore potential applications of the Naqi neural interface platform in robotic control environments.

Kinova's robotic systems are widely used in research institutions, accessibility applications, and industrial environments where precise robotic manipulation and assistive technologies are required. As part of this engagement, the Company has demonstrated the ability of its neural interface platform to control robotic systems using biosignals and motion data captured through the Company's wearable device.

These demonstrations are intended to evaluate the feasibility of enabling hands-free and voice-free robotic control through the Company's platform. Such capabilities may have potential applications in assistive technologies for individuals with mobility impairments, as well as in research and industrial environments where alternative human-machine interaction methods may be beneficial.

The Company believes robotics control represents one of several potential application areas for its neural interface platform, though the scope and timing of any commercial deployment remain subject to continued development and collaboration.

Industry and Ecosystem Engagement

The Company continues to engage with participants across accessibility technologies, social media, gaming, consumer electronics, and emerging human-machine interface sectors to explore potential integration opportunities for its platform.

Naqi's system architecture is designed to support integration with external hardware and software platforms through application programming interfaces (APIs) and related software development tools. These capabilities may allow device manufacturers and software developers to integrate their products with the Company's wearable interface platform.

Technology Demonstrations and Market Engagement

Naqi Logix regularly participates in industry events, product demonstrations, and technical discussions intended to showcase the capabilities of its neural interface technology and gather feedback from potential partners, developers, and users.

These demonstrations have included examples of controlling computing systems, connected devices, and assistive technologies using the Company's wearable neural interface platform.

Strategic Relationship Development

The Company expects to continue pursuing strategic relationships with organizations that may contribute to the development, validation, and potential commercialization of its technology. These relationships may include development collaborations, evaluation programs, integration partnerships, and licensing discussions.

While the Company engages in ongoing discussions with a range of organizations, many of these discussions remain exploratory in nature and may or may not result in formal agreements.

Awards & Accomplishments

Since its inception, Naqi Logix has received recognition from industry organizations, technology media, and innovation award programs for its work developing non-invasive neural interface technology. These recognitions have generally focused on the Company's development of wearable neural interface systems designed to enable hands-free and voice-free control of digital devices.

The Company's neural earbud platform has been recognized by several global technology and innovation programs, including TIME magazine's "Best Inventions of 2023," which highlighted technologies considered to have the potential to make a meaningful impact across industries and society. The Company has also received recognition through multiple CES Innovation Awards.

In addition, the Company has been recognized through the Edison Awards, where its technology received Gold Medal honors (Social & Cultural Impact.) The Edison Awards program recognizes innovations across multiple industries and is judged by a panel that includes senior business executives, academics, and industry experts.

The Company's technology has also been recognized by industry publications and technology media covering emerging human-machine interface technologies and assistive technology solutions. Naqi Logix has been featured in articles and discussions across technology and innovation media outlets that report on developments in neural interfaces, wearable computing, and accessibility technologies.

An example of the Company's recognition by leading publications would include the feature by Inc. magazine, which highlighted Naqi Logix and its development of non-invasive neural interface technology. The feature discussed the Company's neural earbud platform and its potential to enable hands-free interaction with computers and connected devices through the interpretation of biosignals generated by subtle facial movements. Inc. is a widely recognized publication covering entrepreneurship, emerging technologies, and high-growth companies. The article discussed the journey leading up to the Company's inception as well as the Company's efforts to develop wearable neural interface systems that may support applications across accessibility technologies, computing interfaces, and connected device environments.

In addition to media coverage and industry recognition, the Company has received industry awards voted on by technology retailers and industry professionals, including recognition through the TWICE VIP Awards, which highlight innovative consumer technology products as evaluated by participants across the consumer electronics industry.

Collectively, these recognitions reflect the Company's participation in the emerging field of non-invasive neural interfaces and wearable human-machine interaction technologies.

As of this report, Naqi has the Company has received the following accolades and industry awards:

  TIME's "The 200 Best Inventions of 2023"
  2024 Edison Gold Award
  2024 CES Innovation Honoree
  2024 CES TWICE Picks™ Award
  2024 USA TODAY/Reviewed™ AccessABILITY Award
  2024 Fast Company's annual list of "World-Changing Ideas"
  2024 Twice VIP Award
  2024 INC Magazine feature
  2025 CES Innovation Honoree
  2025 TWICE VIP Innovation Award
  2026 CES Best of Innovation Award

Competition

The markets for human-computer interfaces, wearable technology, neural sensing systems, and assistive input technologies are highly competitive and rapidly evolving. The Company operates within a developing ecosystem of technologies designed to enable more natural interaction between humans and digital systems.

Because the Company's technology spans multiple emerging categories, it competes with a range of companies developing alternative approaches to device control, neural interfaces, and wearable sensing platforms.

Neural and Biosignal-Based Interfaces

Several companies are developing systems that interpret biosignals or neural activity to enable device interaction. These systems typically rely on technologies such as electromyography (EMG), electroencephalography (EEG), or other physiological sensing methods to translate user intent into commands for digital devices.

For example, Meta Platforms, Inc. has publicly disclosed development of wrist-based electromyography interfaces designed to interpret neural signals from the forearm to control computing systems. Other companies and research organizations are exploring ear-based biosignal sensing, neural wearables, and related technologies.

Implantable Brain-Computer Interface Systems

Certain companies are pursuing implantable brain-computer interface (BCI) technologies intended to read neural signals directly from the brain. These systems generally require surgical implantation and are currently focused primarily on clinical or research applications.

Companies pursuing implantable BCI technologies include Neuralink Corporation, Synchron Inc., and Blackrock Neurotech. While these technologies differ significantly from the Company's non-invasive approach, they represent alternative long-term pathways for enabling neural interaction with computers and connected devices.

Consumer Electronics and Wearable Platforms

Major consumer electronics companies continue to expand the capabilities of wearable devices, including earbuds, smart glasses, and other sensor-enabled devices. Companies such as Apple Inc., Samsung Electronics, Google LLC, and Sony Group Corporation have significant resources devoted to wearable computing platforms and could potentially develop alternative user interface technologies or integrate competing sensing capabilities into future devices.

These companies possess substantial financial resources, global manufacturing capabilities, established distribution channels, and large developer ecosystems, which may enable them to introduce competing technologies.

Assistive Technology and Alternative Input Systems

The Company's technology also intersects with the assistive technology market, where various solutions enable individuals to interact with computers and devices without traditional input methods.

Companies developing alternative accessibility solutions include manufacturers of eye-tracking systems, adaptive switches, voice-driven control systems, and specialized controllers. These technologies may compete with the Company's platform in certain accessibility use cases.

Competitive Factors

Competition within these markets is influenced by several factors, including:

• Signal accuracy and reliability

• Ease of use and user comfort

• Integration with software platforms and connected devices

• Power efficiency and miniaturization

• Intellectual property portfolios

• Manufacturing scalability and cost

• Regulatory requirements in medical or assistive applications

• Distribution channels and ecosystem partnerships

Many existing and potential competitors possess greater financial, technical, manufacturing, and marketing resources than the Company.

Competitive Positioning

The Company's neural earbud platform is designed to enable hands-free, silent interaction with digital systems through non-invasive sensing technologies positioned within the ear. While the Company believes this approach represents a differentiated method for capturing user intent signals, competing technologies may emerge that provide similar or alternative capabilities.

There can be no assurance that the Company will be able to compete successfully against existing or future competitors or that competing technologies will not achieve broader adoption.

IDUN Technologies

IDUN Technologies is a Swiss neurotechnology company developing in-ear electroencephalography (EEG) earbuds designed to capture brain activity in a compact, consumer-style "hearable" form factor. Its flagship product, the IDUN Guardian, integrates dry EEG electrodes into earbuds that can measure neural signals, eye movement, and muscle activity, enabling applications such as sleep monitoring, cognitive workload tracking, and neurofeedback. The company also provides a software and cloud platform that allows developers and researchers to access and analyze neural data captured by the earbuds.

NextSense

NextSense is a U.S.-based neurotechnology company developing EEG-enabled wireless earbuds designed primarily for sleep monitoring and optimization. Its Smartbuds incorporate multiple clinical-grade EEG sensors that detect brainwave activity in real time, enabling the system to identify sleep stages and deliver precisely timed audio stimulation intended to enhance deep sleep and recovery. The company's platform combines neural sensing hardware with machine-learning algorithms and a mobile application to provide personalized sleep insights and interventions.

AAVAA

Founded in 2019 in Montréal, Canada, AAVAA is a startup company that utilizes brain-computer interface, artificial intelligence, and acoustic technologies to allow users to focus their audio enhancement devices on the sounds they want to hear by paying attention to them. Their audio processing software simultaneously enhances those attended sounds and suppresses background noise. The platform can be implemented in different form factors, such as in-ear earbuds, headphones, and AR/VR sets.

Neuralink

Founded in 2016 in San Francisco by Elon Musk, Neuralink is a neurotechnology company developing implantable brain-machine interfaces. It uses a robotic "sewing machine-like" device to implant very thin conductive threads into the brain and demonstrates a system that reads information from a lab rat via 1,500 electrodes. In April 2021, Neuralink demonstrated a monkey playing the game "Pong" using the Neuralink implant. Neuralink is valued at over $9 billion USD.(5) In the first quarter of 2024, Neuralink implanted its device into their first human recipient, demonstrating the ability to play games like chess and "Civilization" in a hands-free and voice-free manner. Neuralink is going down a Food and Drug Administration ("FDA") pathway as a medical device.

(5) TechCrunch: https://techcrunch.com/2025/05/28/elon-musks-neuralink-raises-600m-at-9b-valuation/

Product Development Partners

Naqi Logix engages a network of external product development partners that support the design, engineering, and prototyping of components used within the Company's neural interface platform. These partners provide specialized expertise across hardware engineering, firmware development, software development, and industrial design functions that complement the Company's internal research and development activities.

Certain partners located in India provide engineering services related to the design and development of the internal printed circuit board architecture of the Company's neural earbud platform. These services include hardware design, firmware development, embedded systems engineering, and related software development. These partners also assist with industrial and mechanical design activities associated with the earbud form factor, including vendor coordination and consultation related to sensor integration and fabrication for bioelectric signal acquisition technologies, such as electromyography (EMG) and electroencephalography (EEG).

The Company also engages North American development partners that provide software engineering and system architecture support for the Naqi platform. These services include development of platform software components, application programming interfaces (APIs), software development kits (SDKs), and consultation related to wireless communications, and Internet-of-Things (IoT) connectivity.

In addition, the Company has engaged contract manufacturing partners in North America to assist with the development and fabrication of prototype hardware units used in internal testing, research activities, and product development collaborations.

The Company believes that leveraging specialized external partners enables it to access technical capabilities across multiple disciplines while maintaining flexibility in its product development process. At present, the Company's business is not substantially dependent on any single product development partner, and the Company retains ownership of the intellectual property developed as part of its platform architecture.

Intellectual Property

Naqi Logix maintains a robust and expanding intellectual property portfolio designed to support the long-term commercialization of its neural interface platform. The Company's patents and patent applications protect core technologies related to non-invasive neural signal acquisition, biosignal processing, gesture-based command detection, and wearable neural interface systems.

As of the date of this filing, the Company's intellectual property portfolio includes issued and pending patents across multiple jurisdictions. These patents cover foundational aspects of Naqi's neural earbud platform, including methods and systems for detecting micro-gestural intent through biosignals measured in and around the ear, signal processing techniques for interpreting those signals, and architectures enabling silent, hands-free control of computers, connected devices, and robotic systems.

In addition to internally developed intellectual property, the Company has acquired patent families originally developed by Wisear, a French neurotechnology company focused on biosignal-based gesture detection in ear-worn devices. These patent families include filings directed toward gesture detection systems for personal head-worn devices and techniques for the simultaneous sub-Nyquist acquisition of multiple bioelectric signals. The Wisear portfolio includes issued and pending patents in several jurisdictions, including the United States, Europe, and China, and complements Naqi's internally developed technologies by strengthening protection around biosignal acquisition, signal compression, and wearable neural interface architectures.

Together, Naqi's internally developed patents (30 issued) and the acquired Wisear patents (2 issued) form a layered intellectual property position spanning signal acquisition, machine learning interpretation, wearable device architectures, and user interface control systems. The Company believes this portfolio provides a strong foundation for future product development, strategic partnerships, and licensing opportunities within the emerging market for non-invasive human-machine interfaces.

PATENT FAMILY:  SYSTEM AND METHODS FOR USING IMAGINED DIRECTIONS TO DEFINE AN ACTION, FUNCTION OR EXECUTION FOR NON-TACTILE DEVICES

COUNTRY	FILING DATE	SERIAL NUMBER	ISSUE DATE	PATENT NUMBER	STATUS
United States	6/4/2014	14,295,733	8/2/2016	9,405,366	Issued
Europe	10/1/2014	18210066.9	8/5/2020	3467625	Issued
Europe	10/1/2014	14187255.6	12/5/2018	2857935	Issued
Israel	10/1/2014	234924	3/1/2018	234924	Issued
Germany	10/1/2014	14187255.6	12/5/2018	2857935	Issued
France	10/1/2014	14187255.6	12/5/2018	2857935	Issued
United Kingdom	10/1/2014	14187255.6	12/5/2018	2857935	Issued
United States	6/20/2016	15/186,910	11/13/2018	10,126,816	Issued
United States	9/26/2018	16/142,279	10/20/2020	10,809,803	Issued
United States	10/19/2020	17/073,717	2/22/2022	11,256,330	Issued
United States	2/18/2022	17/675,232	5/28/2024	US11995234B2	Issued
Hong Kong	10/1/2014	19130623.2	2/19/2021	HK40007483	Issued
France	10/1/2014	18210066.9	8/5/2020	3467625	Issued
Germany	10/1/2014	602014068798.9	8/5/2020	3467625	Issued
United Kingdom	10/1/2014	18210066.9	8/5/2020	3467625	Issued
Hong Kong	1/22/2018	42024087811.6	11/21/2025	HK40099896	Issued
				Total Issued	16

PATENT FAMILY:  APPARATUS, METHODS AND SYSTEMS FOR USING IMAGINED DIRECTIONS, ACTIONS, FUNCTIONS OR EXECUTIONS

COUNTRY	FILING DATE	SERIAL NUMBER	ISSUE DATE	PATENT NUMBER	STATUS
United States	1/22/2018	15/877,206	4/30/2019	10,275,027	Issued
India	1/22/2018	201917029654	5/8/2023	431187	Issued
Europe	1/22/2018	18741177.2	8/30/2023	EP3570740	Issued
Hong Kong	1/22/2018	62020007447.9	2/19/2021	HK40007483	Issued
United States	3/18/2019	16/356,701	3/31/2020	10,606,354	Issued
Hong Kong	10/9/2019	19130623.2	2/19/2021	40007483	Issued
United States	3/30/2020	16/834,085	12/15/2020	10,866,639	Issued
Hong Kong	5/13/2020	62020007448	11/24/2023	HK40017860	Issued
United States	12/8/2020	17/114,737	5/17/2022	11,334,158	Issued
United States	5/16/2022	17/663,519	10/3/2023	11,775,068	Issued
United States	9/8/2023	18/243,700	11/19/2024	12,147,602	Issued
Europe	1/18/2018	23186368.9	8/21/2025	EP4250069	Issued
				Total Issued	12

PATENT FAMILY:  EARBUD SENSOR ASSEMBLY

COUNTRY	FILING DATE	SERIAL NUMBER	ISSUE DATE	PATENT NUMBER	STATUS
United States	3/16/2023	18/178,968	6/11/2024	12,008,163	Issued
United States	6/10/2024	18/738,278	5/20/2025	12,307,014	Issued
				Total Issued	2

PATENT FAMILY:  GESTURE DETECTION SYSTEM FOR PERSONAL HEAD WEARABLE DEVICE

COUNTRY	FILING DATE	SERIAL NUMBER	ISSUE DATE	PATENT NUMBER	STATUS
United States	5/20/2022	17/748,728	11/8/2022	US11494001B2	Issued
				Total Issued	1

PATENT FAMILY:  SIMULTANEOUS SUB-NYQUIST ACQUISITIONS OF A PLURALITY OF BIOELECTRIC SIGNALS

COUNTRY	FILING DATE	SERIAL NUMBER	ISSUE DATE	PATENT NUMBER	STATUS
United States	12/16/2022	US 17/998,706	7/25/2023	US11707233B1	Issued
				Total Issued	1

We have filed trademarks and intend to file trademarks for the following marks, symbols and logos:

• "NAQI": Canada (#2104471 5/4/2021), USA (#97107612, 11/3/2021 Priority 5/4/2021), World Intellectual Property Organization ("WIPO") trademark to be filed;

• "NAQI LOGIX": Canada (#2104470 5/4/2021), USA (#97107620, 11/3/2021 Priority 5/4/201), WIPO (Madrid System) includes countries Australia, Brazil, China, EU, India, Japan, Korea, Malaysia, Norway, Russia, Singapore, Switzerland, UK;

• "COMMAND YOUR WORLD": Canada (2104472, 5/4/2021), USA (#97107626, 11/3/2021 Priority 5/4/2021), WIPO trademark to be filed; and

• "Naqi Logo": (Canada #2104469, 5/4/2021), USA (#97107636, 11/3/2021 Priority 5/4/2021), WIPO trademark to be filed.

Employees / Consultants

Prior to the Wisear Acquisition and as of the fiscal year ended June 30, 2025, our direct personnel consisted of three full-time employees, and eight part-time consultants. The Company also indirectly employs four additional consultants as part of our research and development team as independent contractors.  As of  the date of this Annual Report subsequent to the fiscal year ended June 30, 2025, the Company completed the Wisear Acquisition and now has ten full-time employees and nine consultants and four independent contractors as part of our research and development team.

Additional Regulations

The mass-produced Naqi Earbud product will be subject to certifications needed for consumer electronics and may need other certifications required to sell in specific global markets. The product is planned to comply with Federal Communications Commission ("FCC"), conformité européenne (French for "European Conformity") ("CE"), Waste Electrical and Electronic Equipment Directive (the "WEEE Directive") and the Restriction of Hazardous Substances Directive (the "RoHS Directive") certifications, as well as other certifications where necessary.

FCC

FCC certification is a type of product certification for electronic and electrical goods that are manufactured or sold in the United States. It certifies that the radio frequency emitted from a product is within limits approved by the FCC.

CE

Many products require CE marking before they can be sold in the European Union (the "EU"). CE marking indicates that a product has been assessed by the manufacturer and deemed to meet EU safety, health and environmental protection requirements. It is required for products manufactured anywhere in the world that are then marketed in the EU.

WEEE Directive

The WEEE Directive is the European Community Directive 2012/19/EU on waste electrical and electronic equipment which, together with the RoHS Directive 2011/65/EU, became European Law in February 2003. The WEEE Directive set collection, recycling and recovery targets for all types of electrical goods, with a minimum rate of four kilograms (nine pounds) per head of population per annum recovered for recycling by 2009. The RoHS Directive set restrictions upon European manufacturers as to the material content of new electronic equipment placed on the market.

RoHS Directive

The RoHS Directive, also known as Directive 2002/95/EC, originated in the EU and restricts the use of specific hazardous materials found in electrical and electronic products. All applicable products in the EU market after July 1, 2006 must pass RoHS compliance.

Legal Proceedings

On November 24, 2025, Northern Crucible Inc., a contractor previously engaged by the Company to assist with project management and administration related to a contract between the Company and the Government of Canada's Department of Industry (Innovation, Science and Economic Development Canada), filed a Notice of Civil Claim against the Company alleging breach of contract and non-payment of services and seeking damages of approximately CAD $250,000. On the same date, an individual associated with Northern Crucible filed a separate Notice of Civil Claim asserting similar allegations and damages in the same amount. Northern Crucible had been retained by the Company in June 2023 in connection with the execution of a government contract valued at approximately CAD $1.37 million. During the first half of 2024, the Company identified discrepancies between reimbursement claims prepared by Northern Crucible and supporting project documentation and subsequently conducted an internal review with the assistance of external counsel, terminated its engagement with Northern Crucible, and notified the relevant government agency of its findings. The Company has also invoked its contractual right to arbitration and has engaged in discussions with the claimants to seek a resolution of the matter. The proceedings remain pending as of the date of this filing. The Company believes the claims are without merit; however, there can be no assurance that the Company's assessment of the matter will prove accurate.

Subsequent Events

Subsequent to June 30, 2025, the Company raised an aggregate of approximately $1.44 million through issuances of convertible debentures between September 2025 and February 2026 (the "2025-2026 Convertible Debentures"), including the refinancing of the $20,000 shareholder demand promissory note. The debentures bear simple interest at 10.0% per annum, mature 12 months from issuance and are convertible into Common Shares at $2.175 per share. In connection with these financings, the Company issued 661,591 share purchase warrants exercisable at $2.175 per share for a term of five years. While these financings improved the Company's near-term liquidity, they also increase its debt service obligations and may result in dilution upon conversion or exercise.

Subsequent to June 30, 2025, the Company received subscription receipts of approximately $383,000 for shares to be issued pursuant to private placements.

RISK FACTORS

An investment in the Common Shares involves a high degree of risk. Each investor should carefully consider the risks described below, together with all of the other information included in this Annual Report, before making an investment decision. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, the price of the Common Shares could decline, and the investors may lose all or part of their investments. See "Cautionary Statement Regarding Forward Looking Statements" above for a discussion of forward-looking statements and the significance of such statements in the context of this Annual Report.

Risks Related to our Company and Business

We have a history of losses and can provide no assurance of our future operating results.

As of the date of this Annual Report, the Company continues to develop our products and has not yet commenced revenue-generating operations related to ongoing manufacturing and/or ongoing licensing. The Company is currently testing its hardware and software platform with the Government of Canada to assess user experience and use cases for employee productivity and military applications.  The Company is negotiating with 3 enterprises to conduct user tests to assess user experience and value proposition.

As we continue to develop and have not begun generating revenue from the sale of our products and services, we have experienced net losses and negative cash flows from operating activities since incorporation, and we expect such losses and negative cash flows to continue in the foreseeable future. As of June 30, 2025, the Company had working capital deficiency of $3,094,642 and a cumulative loss since inception of $18,584,282. As a result, our continuance as a going concern is dependent upon our ability to obtain adequate financing and to reach profitable levels of operation upon commercialization of our products and services.

It is not possible to predict whether financing efforts will be successful or if we will attain profitable levels of operations. Management believes it will be successful in raising the necessary funding to continue operations in the normal course of operations, however, there is no assurance that funds will continue to be available on acceptable terms or at all. Our financial statements do not reflect adjustments to the carrying value of assets and liabilities that would be necessary should we be unable to continue operations and such adjustments could be material.

The Company has a limited operating history and no revenues.

The Company is a pre-revenue start-up that was established to pursue the development of our products. We lack a historical operating record upon which to assess our business and prospects. Prospective operating results are subject to a multitude of uncertainties, and there is no guarantee of achieving or sustaining profitability. Our prospects must be viewed in the context of the risks inherent to companies in early-stage development, particularly those operating in novel and swiftly evolving markets. Future performance hinges on various factors, including, but not limited to, securing financing through equity offerings or alternative means, establishing credit or operational facilities, product development success, effective marketing strategies, customer acquisition, operational cost management, personnel retention, legal and regulatory changes in relevant jurisdictions, and broader economic conditions influencing our customer base. We cannot provide assurances regarding our ability to mitigate these risks successfully.

We may not have adequate capital to fund our business and may need substantial additional funding to continue operations. We may not be able to raise capital when needed, if at all, which would force us to delay, reduce or eliminate our product development programs or commercialization efforts and could cause our business to fail.

We have not yet initiated revenue-generating activities, relying instead on securing adequate capital to support the ongoing development of Naqi's products, as well as any potential future products or services. The Company expects the earliest commercial launch of its product to occur in 2027. Should our initial capital be fully utilized without access to additional funding through borrowing or alternative sources, it would significantly impact our financial position, operational performance, and business prospects.

The development of our business operations and the commercialization of current and potential future products and services may necessitate further capital infusion. Unforeseen expenses, complications, and delays inherent in pioneering technology development could escalate our capital requirements and deplete our cash reserves faster than anticipated.

Consequently, securing additional funding is imperative for sustaining our operations. However, market conditions, regulatory constraints, or other factors may hinder our ability to raise necessary capital. There is no assurance that we will successfully obtain adequate funding to support our business activities. Failure to secure additional funding may compel us to scale back, postpone, or abandon development initiatives or overhead expenditures as necessary.

The inability to meet our operational and capital needs could have a materially adverse impact on our business operations, financial health, and financial performance.

We have limited existing brand identity and customer loyalty; if we fail to attract customers to use our service offerings, our business could suffer.

As we are presently focused on research and development and have yet to commercialize Naqi's products, our brand identity and customer loyalty are not firmly established. We recognize that cultivating and preserving brand identity and loyalty is essential for attracting customers once our products and services become commercially available. To entice customers, significant expenditure may be required to develop and sustain brand recognition among consumers. We anticipate that the costs associated with our marketing initiatives could escalate considerably in the future.

If our endeavors to promote our products and establish brand recognition prove ineffective, it may adversely impact our revenue generation capabilities and the sustainability of our operations.

We depend on third-party suppliers and manufacturers, and supply chain disruptions, engineering challenges or manufacturing delays could delay commercialization of the Naqi Earbud and Naqi Hub and Invisible User Interface.

Naqi Logix is heavily reliant on outsourced vendors for the procurement of components, all of which are vulnerable to disruptions within the global supply chain. Delays in acquiring raw materials and electronic parts for the Naqi Earbud may occur, potentially impeding the distribution of finished products. Moreover, unforeseen engineering challenges during manufacturing, inherent to the novelty of the Naqi Earbud design, could further delay the completion of the final product, thus postponing the commercialization of Naqi's products.

Additionally, there is a risk that the company may encounter difficulties in securing licensing agreements with established brand manufacturers or in establishing partnerships with contract manufacturers.

Our business currently depends on the successful development, validation and commercialization of a limited number of products and technologies, specifically the Naqi Earbuds and Naqi Framework.

As we continue to develop Naqi's products, various factors, including technological and regulatory challenges within our target markets, may impede or delay their potential launch, thereby potentially constraining our profitability. Given that these products constitute our sole focus at present, our overall financial performance hinges directly on their successful development and subsequent performance.

We will need to increase the size of our organization, and we may be unable to manage rapid growth effectively.

Our inability to effectively manage growth could materially and adversely impact our business, financial condition, and results of operations. A period of substantial expansion is anticipated to accommodate the development and launch of new products and services, alongside potential internal growth to support research and marketing endeavors. This expansion will exert significant pressure on management, operational, and financial resources.

To address the anticipated growth in operations and personnel, we must enhance our existing operational and financial systems, procedures, and controls, as well as implement new ones. Additionally, expansion of our finance, administrative, and operational staff will be necessary. However, there is a risk that our current personnel, systems, procedures, and controls may not adequately support future operations.

Management may encounter challenges in recruiting, training, retaining, motivating, and supervising required personnel, or in identifying, managing, and capitalizing on existing and potential strategic relationships and market opportunities.

We are not subject to Sarbanes-Oxley and lack the internal controls over financial reporting required of public companies.

At present, we lack the internal infrastructure necessary, and are not obligated, to conduct an attestation regarding our internal controls over financial reporting, as mandated by Section 404 of the Sarbanes-Oxley Act. Consequently, there is a risk that material deficiencies or weaknesses in the effectiveness of these internal controls may go unidentified.

In the future, we may be required, by Sarbanes-Oxley or other relevant laws (including exchange and market regulations), to establish and maintain appropriate internal controls over financial reporting. Such establishment could result in significant expenses and diversion of management's attention. Failure to establish adequate controls, or any subsequent failure of those controls, could negatively impact our public disclosures concerning our business, financial condition, or results of operations.

Moreover, management's assessment of internal controls over financial reporting may reveal weaknesses and deficiencies requiring attention, or other matters that may raise investor concerns. Any actual or perceived weaknesses or deficiencies in our internal controls over financial reporting, disclosure of management's assessment of these controls, or our public accounting firm's attestation to or report on management's assessment could adversely affect the price of our Common Shares.

The smart earbud, gestural input, brain-computer interface and non-tactile input industries are competitive, and we may be unable to compete with companies with greater financial or technical resources than us, which could negatively affect our operations.

The sectors encompassing smart earbuds, gestural input, brain-computer interfaces, and non-tactile inputs are characterized by rapid technological advancements and fierce competition. Our potential success is contingent upon several factors, including access to patents and other technology protections, the ability to effectively commercialize technological innovations, the availability of capital, access to market channels, and obtaining necessary approvals for testing, manufacturing, and commercialization.

We will encounter competition from major global technology firms, some of which may be integrating state-of-the-art biotechnology, signal analysis, sensor development, and computing logic into their products and services. These firms may also seek to exploit the unique patented technology we are developing. Furthermore, competition arises from academic institutions, government agencies, and private research organizations, competing with us in research and development, product development, and market and brand establishment. Additionally, these entities vie for highly skilled scientific personnel, consultants, and investment capital.

The successful development of Naqi's products is highly speculative and dependent on numerous factors, many of which are beyond our control. The Company, recently formed to develop these products, has yet to commence revenue-generating operations. Our business hinges on the successful development and implementation of such products and prototypes. This underscores the speculative nature of our endeavors, subject to numerous risks and uncertainties.

Key aspects crucial to our success include establishing brand recognition and customer loyalty, effectively developing and deploying new products and services, competing in existing and emerging markets, managing administrative overhead costs, navigating economic conditions, developing our partner ecosystem, validating our technology with co-innovation partners, managing business growth, and expanding into adjacent markets.

There is no guarantee of success in addressing these risks and uncertainties or generating significant revenues or profits. Investment in our Common Shares is speculative, with no assurance of any return on investment. Investors face substantial risks, including the possibility of losing their entire investment.

New products and services may subject us to additional risks. A failure to successfully manage these risks may have a material adverse effect on our business.

Periodically, we may engage in the development and launch of new products and services. Such endeavors entail significant risks and uncertainties, particularly when entering markets that are not fully matured. The development and marketing of new products and services often requires substantial investments of time and resources. Initial timelines for product introduction and development may not be met, and targets for pricing and profitability may prove unattainable. Moreover, external factors, including regulatory compliance, competitive alternatives, and evolving market preferences, can influence the successful implementation of new offerings.

Failure to effectively manage these risks associated with the development and implementation of new products or services could materially impact our business, financial condition, and results of operations.

If we are unable to develop a partner ecosystem, sales, marketing and distribution channels or to enter into agreements with third parties to perform these functions on acceptable terms, we may be unable to generate revenue.

Presently, we lack any internal sales, marketing, or distribution capabilities. Upon introducing products or services to the market, we must establish sales, marketing, and distribution channels for their commercialization. This process may entail substantial expenses and time commitments. Alternatively, we may opt to engage in collaborations with third parties to perform these functions.

Should we choose to directly market our products, significant financial and managerial resources will be required to cultivate a specialized marketing and sales force, equipped with technical expertise, along with supporting distribution, administration, and compliance capabilities. Alternatively, if we rely on third-party collaborations or co-promotion agreements, we must establish and sustain marketing and distribution partnerships, with no guarantee of securing favorable terms or agreements.

In engaging third-party marketing or distribution collaborators, any revenue received, whether directly or indirectly, hinges upon the efforts and profitability of these parties. There exists uncertainty regarding their ability to establish adequate sales and distribution capabilities or achieve market acceptance for our products.

Failure to successfully commercialize products, whether independently or through third-party collaborations, could have a materially adverse impact on our business, financial condition, and results of operations.

We may face significant competition in Canada and in other markets like United States, Europe and Asia where we may decide to operate in the future.

We anticipate encountering significant competition in Canada and potentially in other markets where we choose to introduce Naqi's products, including but not limited to the United States, Europe, and Asia. This competition may extend to other products and services that we have yet to identify or develop. Many of our competitors may possess considerably greater financial, technical, and operational resources, such as larger research and development teams and established marketing departments. Furthermore, ongoing mergers and acquisitions within our industry could further consolidate resources among our competitors.

Our revenue could fluctuate from period to period, which could have an adverse material impact on our business.

Our revenue may experience fluctuations from period to period in the future, influenced by various factors, many of which are beyond our control. These factors include events such as changes in state and federal government regulations, international government laws and regulations, or the enforcement thereof. Additionally, general economic and political conditions, both domestically and internationally, as well as occurrences like natural disasters, risks associated with unforeseen events such as new pandemics or foreign conflicts that disrupt global supply chains and trade, may contribute to revenue volatility.

Due to these factors and others detailed elsewhere in this Annual Report, the results of operations for any given quarterly or annual period may materially differ from those of previous or subsequent periods. Therefore, these results should not be relied upon as indicators of our future performance.

If we are unable to effectively protect our intellectual property and trade secrets, it may impair our ability to compete.

Our ability to achieve success is contingent, in part, upon securing and maintaining meaningful intellectual property ("IP") protection for our assets. Challenges to the names and/or logos of our brands may arise from holders of trademarks who contest our trademark applications or file opposition notices against them. Similarly, disputes may arise concerning the ownership and use of domains or URLs owned and utilized by us.

We rely on patents, trademarks, copyrights, and trade secrets to safeguard our IP. However, there is a risk that these rights may be challenged by others, necessitating enforcement actions. Despite our efforts to protect trade secrets, inadvertent or deliberate disclosure by employees, consultants, contractors or advisors, or independent development by competitors, could compromise their confidentiality. Furthermore, courts outside the United States may offer less robust protection for trade secrets.

Infringement of our IP rights could result in significant litigation costs. Failure to adequately protect trade secrets could lead to competitors offering similar products, eroding our competitive advantage and reducing revenues. Existing IP laws provide limited protection, particularly in some foreign jurisdictions. Consequently, we may be unable to prevent unauthorized third-party use of our IP.

Enforcing claims against third-party infringement could be resource-intensive and unpredictable in outcome, potentially diverting resources and adversely affecting our operating results.

Customer complaints regarding our products and services could hurt our business.

Periodically, we may receive customer complaints regarding the quality of products and services acquired from or licensed by us. In the future, we may also receive correspondence from dissatisfied customers seeking reimbursement, with some individuals threatening legal action if reimbursement is not provided. Moreover, we face the potential risk of product liability lawsuits from customers alleging injury due to perceived defects in our products or services and seeking substantial damages.

As participants in the product supply or distribution chain, we bear the risk of being held legally accountable for such issues. Furthermore, these claims may not fall within the coverage of our insurance policies. Litigation arising from such claims could prove costly, divert management attention, increase business expenses, or otherwise have a material adverse impact on our business, financial condition, and results of operations.

Any negative publicity stemming from customer dissatisfaction with our products, services, or websites could tarnish our reputation and diminish the value of our brand name. Such repercussions could have a material adverse effect on our business, financial condition, and results of operations.

Computer, website and/or information system breakdowns, as well as cyber security attacks, could affect our business.

Computer, website, and/or information system failures, along with cyber security breaches, have the potential to disrupt our ability to execute our business strategies. These disruptions may result in diminished revenue and/or reputational harm, which could significantly impact on our financial performance and the investments of our shareholders.

We will depend on third-party providers for a reliable Internet infrastructure as well as other aspects of our technology and applications and the failure of these third parties, or the Internet in general, for any reason would significantly impair our ability to conduct our business.

We intend to outsource certain aspects of our online presence, server requirements, technology development, and data management to third-party providers. These providers will host the physical servers, ensuring power and security in multiple data centers across various geographic locations. However, the uninterrupted operation of these servers is contingent upon consistent access to the Internet.

Our business is vulnerable to disruptions that may arise from various factors, including natural disasters, the financial insolvency of third-party providers, or malicious electronic intrusions into the data centers. Moreover, we may face "denial-of-service" attacks, where unidentified individuals overwhelm our computer servers with data requests, leading to performance degradation. Identifying and neutralizing these attacks may pose challenges.

The failure of a third-party facility, interference with our Internet access due to general Internet equipment failure, or malicious cyber-attacks could significantly damage our business. Specifically, our Naqi Cloud environment could be materially adversely affected, impacting our business operations and financial results.

We may be involved in legal and regulatory proceedings.

From time to time, we may become involved in legal and regulatory proceedings, which may involve governmental agencies, business entities, customers, or other matters arising in the ordinary course of business. We will assess our potential exposure to these proceedings and establish reserves for estimated liabilities in accordance with generally accepted accounting principles.

However, evaluating and predicting the outcomes of these proceedings entails significant uncertainties. Unforeseen developments in legal matters or changes in management's assessments or predictions, leading to adjustments in established reserves, could negatively affect our financial results.

We are involved in pending litigation, which could be costly, divert management's attention and adversely affect our financial condition.

We are involved in pending legal proceedings arising from claims asserted by Northern Crucible Inc. and an associated individual, each seeking approximately CAD $250,000 in damages in connection with an alleged breach of contract and non-payment of services. Although we believe these claims are without merit and intend to defend them, litigation is inherently uncertain. Defending these proceedings may result in substantial legal fees, management distraction, reputational harm and the diversion of financial and operational resources. An adverse outcome, whether through judgment, settlement or otherwise, could materially adversely affect our business, financial condition, results of operations and ability to raise additional capital.

The liability of our directors and officers and others is limited under certain circumstances.

We may choose to provide indemnification to directors, officers, and other individuals to the fullest extent allowed by law. Additionally, we may seek to eliminate or limit the personal liability of directors, officers, and others to us and our shareholders for monetary damages arising from certain breaches of fiduciary duty to the extent permitted by applicable law.

However, it's important to note that indemnification for liabilities under the Securities Act may not be enforceable. We've been advised that the Securities and Exchange Commission ("SEC") considers such indemnification contrary to public policy as outlined in the Securities Act.

Despite this, providing such indemnification could potentially have a material adverse effect on us.

These factors may also constrain the price that investors are willing to pay for the Common Shares in the future.

Our success is dependent on part-time executives

The Company relies on the contributions of its CEO, CTO, and CBO, all of whom are not full-time employees and may have other commitments that demand their time and attention. As part-time executives, they may not be available on an ongoing basis to respond to emerging business challenges, regulatory issues, or operational needs, which could adversely impact the Company's ability to execute its business plan and achieve its strategic objectives. Their limited availability may also affect the Company's ability to raise capital, manage financial and operational risks effectively, and respond quickly to market changes. Any reduction in the time and effort that these executives are able to devote to the Company's business could adversely affect the Company's performance, and there can be no assurance that additional resources could be secured to fill any resulting gaps in leadership.

We may have difficulty retaining and acquiring personnel.

The departure of any member of our management team could materially impact our business and operating results. Furthermore, challenges in hiring or increased expenses associated with recruiting new personnel, including executive management, could also have a material adverse effect on our operations.

Expanding the marketing and sales of our impact products and services necessitates the acquisition, retention, and training of additional skilled employees or consultants proficient in understanding, promoting, and selling our offerings. However, the competition for talent in these areas is fierce, and there is no guarantee that we will successfully attract, onboard, integrate, motivate, or retain new personnel, vendors, or subcontractors.

Onboarding new employees and consultants typically entails significant training and a considerable timeframe before they reach peak productivity. Consequently, we may incur substantial costs related to recruiting and retaining talent, including expenses associated with salaries, benefits, and other forms of compensation. There is also a risk of losing newly acquired talent to competitors or other firms before realizing the return on our investment in recruitment and training efforts.

Additionally, as we expand into new jurisdictions, we will need to recruit skilled employees and consultants in those regions to support our operations.

Our directors and officers may have conflicts of interest.

We acknowledge the possibility of encountering conflicts of interest due to the involvement of certain officers and directors in various business activities outside of their roles with our Company. Additionally, our officers and directors may allocate time to pursue these external business interests, provided that such endeavors do not significantly or adversely impede their obligations to the Company.

It is conceivable that the fiduciary duties associated with these outside business interests may conflict with their ability to fully dedicate themselves to our Company's affairs, potentially impacting our operations. These external commitments may demand considerable time and attention from our executive officers and directors.

Our financial statements have been prepared in accordance with IFRS accounting principles.

As a Canadian-incorporated and resident company, our financial statements are prepared in accordance with IFRS Accounting Standards ("IFRS") as issued by the International Accounting Standards Board, which differ from the accounting principles outlined in U.S. Generally Accepted Accounting Principles ("U.S. GAAP"). IFRS represents a globally recognized framework for financial reporting utilized by numerous companies worldwide, particularly those outside the United States.

Under Regulation A, Canadian issuers are permitted to prepare and submit financial statements in compliance with IFRS rather than U.S. GAAP. It's important to note that investors from the United States who may not be familiar with IFRS could potentially misinterpret certain information presented in our financial statements.

Therefore, we advise readers of our financial statements to acquaint themselves with the provisions of IFRS accounting principles to gain a comprehensive understanding of the variances between these two sets of principles.

Public health epidemics or outbreaks could adversely impact our business.

Our proposed business plan and operations may be adversely affected by potential medical pandemics, such as COVID-19 and its variants, which could lead to various challenges including impacts on employees, disruptions to operations, supply chain delays, manufacturing interruptions, and restrictions on travel and trade. These pandemics pose significant risks to maintaining a skilled workforce and could present major healthcare challenges for our Company.

There is no guarantee that our personnel will be unaffected by these pandemic diseases, and there is a possibility of reduced workforce productivity or increased medical costs and insurance premiums as a result of health risks. Furthermore, we cannot guarantee that our Company will be immune to the adverse consequences that pandemics may bring about in global financial markets, potentially leading to reduced resources, share prices, and financial liquidity, which could severely limit the availability of financing capital in our sector.

Risks Related to Regulations

In certain circumstances, we will be required to seek regulatory approval for our technology if it is intended to be used for medical applications, such as wheelchair control. There is no guarantee we will be successful in procuring all necessary approvals.

The Food and Drug Administration (FDA) oversees the approval of drugs and medical devices. This includes wheelchairs and accessories for wheelchairs that are designed to improve the quality of performance or ease of use of the wheelchair. Naqi will be required to seek FDA approval in order to market the Naqi neural earbud and Framework as an accessory that is designed to improve the usability of the wheelchair, and there is no guarantee that we will be successful in getting these approvals in the near future, or at all.

Our business is and may become subject to complex and evolving U.S. and foreign laws and regulations regarding privacy, data use and data protection, content, competition, safety and consumer protection, e-commerce, and other matters. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our products and business practices, monetary penalties, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.

We are and may become subject to a variety of laws and regulations in the United States and abroad that involve matters central to our business and business plan, including privacy, data use, data protection and personal information, biometrics, encryption, rights of publicity, content, integrity, intellectual property, advertising, marketing, distribution, data security, data retention and deletion, data localization and storage, data disclosure, artificial intelligence and machine learning, electronic contracts and other communications, competition, protection of minors, consumer protection, civil rights, accessibility, telecommunications, product liability, e-commerce, taxation, economic or other trade controls including sanctions, anti-corruption and political law compliance, securities law compliance, and online payment services. The introduction of new products, expansion of our activities in certain jurisdictions, or other actions that we may take may subject us to additional laws, regulations, or other government scrutiny. In addition, foreign data protection, privacy, content, competition, consumer protection, and other laws and regulations can impose different obligations or be more restrictive than those in the United States.

These U.S. federal, state, and foreign laws and regulations, which in some cases can be enforced by private parties in addition to government entities, are constantly evolving and can be subject to significant change. As a result, the application, interpretation, and enforcement of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which we operate, and may be interpreted and applied inconsistently from jurisdiction to jurisdiction and inconsistently with our current policies and practices. For example, regulatory or legislative actions or litigation affecting the manner in which we display content to our users, moderate content, or obtain consent to various practices could adversely affect user growth and engagement. Such actions could affect the manner in which we provide our services or adversely affect our financial results.

We are also subject to evolving laws and regulations that dictate whether, how, and under what circumstances we can transfer, process and/or receive certain data that may become critical to our operations, including data shared between countries or regions in which we operate or will operate and data shared among our products and services.

These laws and regulations, as well as any associated claims, inquiries, or investigations or any other government actions, have in the past led to, and may in the future lead to, unfavorable outcomes including increased compliance costs, loss of revenue, delays or impediments in the development of new products, negative publicity and reputational harm, increased operating costs, diversion of management time and attention, and remedies that harm our business, including fines or demands or orders that we modify or cease existing business practices.

In addition, compliance with regulatory and legislative privacy requirements require significant operational resources and modifications to our business practices, and any compliance failures may have a material adverse effect on our business, reputation, and financial results.

Risks Related to the Common Shares

There is currently no established public trading market for our Common Shares, and an active and liquid trading market may never develop.

There is currently no established public trading market for our Common Shares, and there can be no assurance that our Common Shares will become listed on a national securities exchange or quoted on an alternative trading system. As a result, holders of our Common Shares may be unable to sell their shares at desired times or prices, or at all. The absence of an active trading market may impair the liquidity and market value of our Common Shares and may make it more difficult for investors to evaluate the value of their investment. Even if a trading market develops, it may not be sustained and may be characterized by limited trading volume, significant price volatility and wide bid-ask spreads. Accordingly, investors should be prepared to hold their Common Shares for an indefinite period and bear the risk of a complete loss of their investment.

If our Common Shares become subject to the penny stock rules, the ability of investors to sell their shares could be adversely affected.

If our Common Shares are not listed on a national securities exchange or otherwise qualify for an exemption from the SEC's penny stock rules, broker-dealers effecting transactions in our Common Shares may be subject to additional regulatory requirements, which may discourage broker-dealers from effecting transactions in our Common Shares and may limit the ability of investors to buy or sell our Common Shares. These requirements could reduce the liquidity of our Common Shares, increase transaction costs and make it more difficult for investors to dispose of their shares. As a result, the market price of our Common Shares could be adversely affected and investors may find it more difficult to resell their shares.

Our executive officers, directors and insider shareholders beneficially own or control a substantial portion of the outstanding Common Shares and may exert significant influence over matters submitted to shareholders.

Our executive officers, directors, and insider shareholders collectively hold or control a significant portion of the outstanding Common Shares, which may restrict an investor's ability to influence management decisions or the overall direction of the Company. The Company considers insiders to be its officers, directors, significant employees, and shareholders who own greater than 10% of the Company's securities.

• Our CEO, Mark Godsy, currently controls 14.1% of the Common Shares,

• our CIO, David Segal, currently controls 8.5% of the Common Shares,

• our CBO, Sandeep Arya, currently controls 1.1% of the Common Shares,

• our CTO and director, Gary Roshak currently controls 4.9% of the Common Shares,

• our director, John Occhipinti currently controls less than 1% of the Common Shares,

• our director, Sam Sullivan currently controls less than 1% of the Common Shares, and

• Wisear Assets and Liabilities currently controls 7.7% of the Common Shares.

Collectively our executive team and board of directors control approximately 37.3% of outstanding Common Shares. This concentrated ownership structure may deter or impede potential takeover attempts that could otherwise result in investors receiving a premium over the market price for the Common Shares. These insiders may wield considerable influence over the election of directors and the approval of shareholder actions.

Additionally, our executive officers, directors, and insider shareholders may possess the ability to control matters requiring shareholder approval, such as mergers or other business combinations.

The Voting Agreement concentrates voting control in our Chief Executive Officer, which may limit other shareholders' ability to influence corporate matters and could discourage transactions involving a change of control.

All investors are required to enter into an adoption agreement pursuant to which they become subject to the Voting Agreement. Under the Voting Agreement, holders of our Common Shares are required to vote their shares in accordance with its terms. For so long as Mr. Godsy is Providing Services to the Company, shareholders must vote their Common Shares in favor of the election of up to seven directors designated by Mr. Godsy. As a result, Mr. Godsy is able to control the composition of our board of directors, notwithstanding that his economic ownership interest in the Company is significantly less than a majority.

The Voting Agreement also requires shareholders to vote in favor of certain corporate actions approved by our board of directors and the requisite holders of our Common Shares, including, subject to customary exceptions, a sale of the Company or other deemed liquidation event approved by our board of directors and the holders of at least two-thirds of our outstanding Common Shares. In addition, if a shareholder fails to vote its shares as required by the Voting Agreement, our Chief Executive Officer may vote those shares pursuant to the irrevocable proxy and power of attorney granted thereunder.

Accordingly, although Mr. Godsy beneficially owned approximately 14.1% of our securities as of March 18, 2026, the Voting Agreement has the effect of concentrating voting control over significant matters in Mr. Godsy. This concentration of control could limit your ability to influence corporate matters, including the election of directors and the approval of significant corporate transactions, and could discourage, delay or prevent a merger, takeover or other change of control transaction that other shareholders may believe is in their best interests.

We do not intend to pay dividends on the Common Shares and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of the Common Shares.

We have not declared or distributed any cash dividends on our Common Shares to date and do not have any plans to do so in the foreseeable future. Our current intention is to utilize future earnings for the advancement, operations, and growth of our business, and we do not foresee any declaration or distribution of cash dividends in the near future. Consequently, the success of investing in our Common Shares will rely on potential future increases in their value. It is important to note that there is no assurance of appreciation in the value of the Common Shares or maintenance of their purchase price.

.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our consolidated financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Annual Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed elsewhere in this Annual Report.

The Wisear Acquisition closed subsequent to the fiscal year ended June 30, 2025 and is therefore not reflected in the below or in the accompanying audited financial statements in this Annual Report.

Operating Results

Results from Operations for the year ended June 30, 2025 and 2024

	For the year ended June 30, 2025	For the year ended June 30, 2024

Research and development	(1,896,577)	(776,794)
General and administration	(5,736,296)	(2,988,114)
Other income/(loss)	11,995	3,200
Net loss	(7,620,878)	(3,761,708)

To date, the Company has not generated any revenues from planned operations.

For the year ended June 30, 2025, the Company reported a net loss of $7,620,878 ($0.16 loss per share) compared to a net loss of $3,761,708 ($0.08 loss per share) for the year ended June 30, 2024.

Research and Development ("R&D") Expenses

On September 8, 2023 the Company was awarded a contract with the Innovative Research Solutions division of the Government of Canada ("ISC"). The ISC Testing Stream ("ISC-TS") is a research and development procurement program aimed at procuring, testing and evaluation pre-commercialized goods and services in the late stages of development.

Under the ISC-TS innovators are matched with a federal government department to participate in testing of an innovation. The Government purchases the innovation from the innovator and provides funding support for selected innovator costs associated with the testing being done by a federal testing department.

Under this program, the Company was entitled to receive up to CAD$1,194,885 as reimbursement of certain pre-established R&D expenditures. As at June 30, 2025 and 2024 the Company has received a total of $709,072 (CAD$962,806), of this amount. The Company has included as research and development reimbursement $nil (2024 - $631,743 (CAD$857,806) and $nil (2024 - $77,329 (CAD$105,000)) deferred reimbursement for certain required milestones the Company completed during the year ended December 31, 2025.

R&D for the year ended June 30, 2025 were $1,896,577. R&D for the year ended June 30, 2024 were $1,485,866 of which $709,072 were reimbursed by the ISC, leaving a net expense of $776,794 incurred during 2024. The increase in R&D expenses in the current period is higher because we conducted more research primarily attributable to further the development of its earbud technology and there was no reimbursement from ISC.

General and administrative ("G&A") Expenses

G&A expenses of $5,736,296 were incurred during the year ended June 30, 2025, compared to $2,988,114 incurred during the year ended June 30, 2024. The increase in G&A expenses in the current period is primarily attributable to:

  Increase in professional expenses from $496,946 to $671,555 as significant fees were incurred during the current year in patents, business development, marketing efforts, and various corporate matters as the Company continues to grow and raises additional capital as its technology develops further.
  Increase in non-cash share-based payments from $1,039,266 to $2,885,053 as options are granted to new consultants.
  Increase in Consulting fees and salaries from $1,146,562 to $1,591,884 as the Company has hired key individuals as part of its growth strategy.
  Increase in marketing and communications from $74,302 to $272,295 as the Company commenced promoting of the Company's technology through the attendance of shows and conferences. In addition, it incurred expenditures in connection with the Regulation-A offering.
  Other Income/(loss) - during the year ended June 30, 2025 year the Company incurred a gain on fair value of convertible loan receivable of $9,900 and, no such gain were incurred during the year ended June 30, 2024.

Liquidity and Capital Resources

As at June 30, 2025, the Company had $7,509 in cash and $3,191,753 of current liabilities.

Total capital as at June 30, 2025, which reflects the above transactions, is set forth in the table below.

As at June 30, 2025
($)
Cash	7,509
Cash	7,509
Total accumulated deficit	(18,584,282)
Total accumulated deficit	(18,584,282)

On October 29, 2021, the Company commenced a non-brokered private placement of up to $1,500,000 principal amount of convertible notes (the "Notes").  The Company issued $770,050 of convertible notes as of June 30, 2022, and issued an additional $290,000 during the year ended June 30, 2023. Simple interest accrued on the principal amount of the Notes at 8% per annum. The Notes, plus any accrued interest payable were converted into units ("Units") of the Company.

Each Unit consists of one Common Share and one warrant, exercisable into an additional Common Share (the "Warrants"). The conversion price for the Common Share component of the Note was at a 20% discount to the Subsequent Financing price, which under this Offering was $2.00, thereby resulting in a conversion price of $1.60 per Common Share.

Each Warrant entitles the holder to purchase an additional Common Share at a price that is at a 20% premium ("Warrant Exercise Price") to the Subsequent Financing price for a period of 24 months from the date of issuance of the Warrants, which shall be the closing date of the Subsequent Financing. Based on the terms of this Offering, the Warrants were priced at $2.40 per Warrant. In the event the Company completes a going public transaction and the Common Shares trade at a 75% premium to the Warrant Exercise price (reflecting a share price of $4.20) for a period of 30 trading days, then the Warrants will automatically be exercised into Common Shares.

On June 30, 2023 the Company converted the notes into units issuing a total of 728,579 units as it completed an offering of over $1,000,000.

During the year ended June 30, 2024, the Company:

a) Issued 625,617 shares at a price $2.00 per share for total proceeds of $1,251,234 related to a Regulation A financing. The total cost of issuance was $67,157.

b) Issued 87,150 shares at a price $2.00 per share for total proceeds of $174,300 related to a private placement.

c) Issued 941,743 shares at a price $2.12 per share for total proceeds of $1,996,495 related to a private placement. The Company paid finders fees of $139,754, issued 566,483 warrants and incurred legal and other fees related to the financing of $22,861. The warrants were valued at $1,044,808 using the Black-Scholes Option Pricing Model with the following assumptions:  volatility of 137%, interest rate of 3.52%, expected life of 5 years and dividend yield of nil; and

d) During the year the Company repurchased and cancelled 4,520,180 funders and giftee shares for total consideration of $4.52.  These shares were repurchased pursuant to the terms of the original founders and giftee shares where the holders were required to provide continuous services to the Company. As the holders have not provided the Company with the required services, the agreement called for the shares to be repurchased by the Company at its original price of $0.000001 per share.

During the year ended June 30, 2025, the Company:

a) Completed a qualified financing through a non-brokered private placement by issuing 517,518 common shares at a price $2.12 per share for gross proceeds of $1,097,138. The Company paid $33,640 of share issuance costs related to the issuance of these shares. Share issuance costs included the issuance of 4,428 finder's shares valued at $9,387.

b) Issued 188,751 common shares, under a Regulation A financing for gross proceeds of $427,952. In accordance with the subscription agreement, certain investors were entitled to bonus shares pursuant to Schedule A (loyalty, reservation, and volume incentives), which reduced the effective average issue price per share compared to the base subscription price. The Company incurred $79,305 of share issuance costs related to the issuance of these shares.

As of June 30, 2025, the Company had no material commitments for capital expenditures. Since inception, the Company has devoted its resources to funding R&D programs, including securing intellectual property rights and licenses, conducting research and development, initiating business development and marketing efforts, and providing administrative support to R&D activities, which has resulted in an accumulated deficit of $18.6 million as of June 30, 2025.

Subsequent to June 30, 2025, the Company raised an aggregate of approximately $1.44 million through issuances of convertible debentures between September 2025 and February 2026 (the "2025-2026 Convertible Debentures"), including the refinancing of the $20,000 shareholder demand promissory note . The debentures bear simple interest at 10.0% per annum, mature 12 months from issuance and are convertible into Common Shares at $2.175 per share. In connection with these financings, the Company issued 661,591 share purchase warrants exercisable at $2.175 per share for a term of five years. While these financings improved the Company's near-term liquidity, they also increase its debt service obligations and may result in dilution upon conversion or exercise.

Subsequent to June 30, 2025, the Company received subscription receipts of approximately $383,000 for shares to be issued pursuant to private placements.

Since the Company has not commenced revenue generating operations, it may require additional capital for the development of its business operations and commercialization of the products it is currently developing or may develop in the future. The Company may not have adequate capital to fund its business and may need substantial additional funding to continue operations. The Company may not be able to raise capital when needed, if at all, which would force it to delay, reduce or eliminate its product development programs or commercialization efforts and could cause its business to fail.

Cash Position

As at June 30, 2025, the Company had a cash balance of $7,509, compared to $1,982,683 at June 30, 2024 and working capital deficiency was $3,094,642 at June 30, 2025, compared to working capital surplus of $306,477 at June 30, 2024.

As the Company continues to develop, it has not begun generating revenue from the sale of its products and services, and it has experienced net losses and negative cash flows from operating activities since incorporation, and expects such losses and negative cash flows to continue in the foreseeable future. As at June 30, 2025, the Company had working capital deficiency of $3,094,642 and a cumulative loss since inception of $18,584,282. As a result, the Company's continuance as a going concern is dependent upon its ability to obtain adequate financing and to reach profitable levels of operation upon commercialization of its products and services. It is not possible to predict whether financing efforts will be successful or if the Company will attain profitable levels of operations. Management believes it will be successful in raising the necessary funding to continue operations in the normal course of operations, however, there is no assurance that funds will continue to be available on acceptable terms or at all. The Company's financial statements do not reflect adjustments to the carrying value of assets and liabilities that would be necessary should it be unable to continue operations and such adjustments could be material.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Going Concern Uncertainty

These consolidated financial statements of the Company for the years ended June 30, 2025 and 2024 ("Financial Statements") have been prepared on a going concern basis, which assumes that the Company will be able to meet its obligations and discharge liabilities in the normal course of business.

As at June 30, 2025, the Company has not generated any revenue, has an accumulated deficit of $18,584,282 (2024 - $10,963,404), a working capital deficiency of $3,094,642 (2024 - positive working capital $306,477). During the year the Company incurred a net loss of $7,620,878 (2024 - $3,761,708) which includes stock-based compensation of $2,885,053 (2024 - $1,039,266) related to the valuation of stock options. The Company expects to incur further losses in the development of the business. These factors indicate the existence of material uncertainties that cast substantial doubt upon the Company's ability to continue as a going concern. As a result, the Company may be unable to realize its assets and discharge its liabilities in the normal course of business.

The Company's ability to continue as a going concern is dependent on its ability to obtain necessary financing to meet its corporate expenditures and discharge its liabilities in the normal course of business. Although the Company was successful in obtaining financing during prior periods, there can be no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms advantageous or acceptable to the Company.

Should the Company be unable to continue as a going concern, asset realization values may be substantially different from their carrying values. These consolidated financial statements do not give effect to adjustments that would be necessary to carrying values, and classification of assets and liabilities should the Company be unable to continue as a going concern. Such adjustments could be material.

Critical Accounting Policies and Estimates

The significant accounting policies of the Company are described in note 3 of our audited consolidated Financial Statements for the year-ended June 30, 2025, under Item 7. of this Annual Report.

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience and current and expected economic conditions. Actual results could differ from those estimates.

Trend Information

The Company is currently developing the Naqi Earbuds, Naqi's Invisible User Interface, and Naqi Hub Framework and has not commenced revenue-generating operations. As a result, it is unable to identify and comment on significant recent trends in production, sales and inventory, the state of the order book and costs and selling prices since the latest financial year, nor is it able to identify and comment on any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the Company's net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Although the Company has not yet generated any revenue, its technology has progressed significantly. This progress has led to recognition through peer-awarded honors and discussions with numerous companies, resulting in several collaborations. Management believes that the growing interest in the Company's technology will foster new partnerships and collaborations, which will, in turn, support funding initiatives while accelerating towards the commercialization of its technology.

Investors should review statements made in this Annual Report under "Business" for additional information about the Company.

Item 3.  Directors, Executive Officers, and other Significant Executives

The following table sets out the Company's executive officers, significant personnel and directors as of the date of this Annual Report:

Name	Position	Age	Term of Office	Approximate Hours per Week for Part- Time Personnel
Executive Officers:
Mark Godsy	Chief Executive Officer	70	August 2020	20
Sandeep Arya	Chief Business Officer	47	June 2024	n/a
David Segal	Chief Innovation Officer	48	April 2021	n/a
Gary Roshak	Chief Technology Officer	64	October 2021	n/a
Significant Employees:
Zavier Alexander	Director of Product Management	39	October 2021	n/a
Directors:
Mark Godsy	Director	70	August 2020	n/a
Gary Roshak	Director	64	October 2021	n/a
John Occhipinti	Director	59	October 2021	n/a
Sam Sullivan	Director	65	March 2022	n/a

With the exception of David Segal and Sandeep Arya all of the above-listed Officers and Directors are serving the Company under consulting agreements.

There is no arrangement or understanding between the persons described above and any other person pursuant to which the person was selected to his or her office or position.

Certain Relationships

Except as set forth above and in our discussion below in "Interest of Management and Others in Certain Transactions," none of our directors, executive officers, person nominated or chosen by the Company to become a director or executive officer or significant employees have been involved in any transactions with us or any of our directors, executive officers, person nominated or chosen by the Company to become a director or executive officer or significant employees, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the United States Securities and Exchange Commission ("SEC").

Business Experience

Mark Godsy, Chief Executive Officer

Mark Godsy is a non-practicing lawyer who practiced law for approximately four years in Vancouver, B.C., before becoming a serial entrepreneur approximately thirty years ago. Using his unique ability to build multi-disciplinary teams and navigate new concepts that can be both financed and commercialized, he has founded and helped build many companies over his career.

Mr. Godsy was the co-founder of ID Biomedical and Angiotech Pharmaceutical, two of the most successful biotech companies ever started in Canada, each of which grew to well over $1-billion dollars in value. ID Biomedical became the 5th largest vaccine company in the World (the largest in Canada), and Angiotech developed the first coated stent that has gone on to save tens of millions of lives around the world.

Mr. Godsy was also involved in data innovation as co-founder and founding Chairman of Mojio, which created the world's leading connected-car platform. He was also Chairman of Code Zero, a cloud-native developers' platform that accelerates development productivity by ten-fold.

Mr. Godsy is also a co-founder, Chairman, and current CEO of Shackelford Pharma, where he and an international team of experts are working with Dr. Alan Shackelford, a pioneer in medical cannabis, to develop regulatory-approved pharma-grade endocannabinoid treatments to treat numerous diseases affecting millions of people.

Mr. Godsy has a B.A. from University of British Columbia and a law degree from McGill University. He is a member of the Law Society of British Columbia and serves on McGill's Faculty of Law advisory board.

Sandeep Arya, Chief Business Officer

Sandeep Arya brings over 20 years of experience in the tech industry, having held senior positions at other prominent companies where he spearheaded numerous successful initiatives. His expertise spans various domains, including business strategy, market expansion, and stakeholder engagement. Mr. Arya is renowned for his ability to launch disruptive go-to-market strategies and foster high-value strategic partnerships across diverse global markets. Prior to joining Naqi, Mr. Arya served as Senior Director, Head of Mobile Strategic Planning and Partnerships at Samsung Electronics. In this role, he significantly enhanced revenue streams and developed global partnerships.

Mr. Arya holds a Master of Business Administration from the International Institution for Management Development, Switzerland, a Master of Engineering from the National University of Singapore, Singapore, and a Bachelor of Technology from the Indian Institute of Technology, Madras. He holds 7 US patents and is a certified Six Sigma Green Belt, underscoring his dedication to innovation and quality. As a Chief Business Officer at Naqi, Mr. Arya oversees all business operations, including strategic planning, business development, and partnership initiatives. He works closely with the executive team to identify new opportunities for growth and innovation, ensuring that Naqi remains at the forefront of the industry. Mr. Arya is passionate about driving transformative growth and making advanced, accessible tech solutions a reality for everyone.

David Segal, Chief Innovation Officer

Dave Segal, a seasoned veteran with more than ten years of specialized knowledge in Brain-Computer Interfaces ("BCIs"), presents an impressive portfolio of 30 patents spanning regions such as the United States, European Union, Israel, Hong Kong, and India. His patents are dedicated to advancing the hardware and system components of neural interfaces, facilitating seamless, hands-free, voice-free, and screen-free command, control, and navigation of computers and connected devices.

Driven by a passion for assisting wounded veterans and individuals with severe spinal cord injuries, Mr. Segal founded Naqi Logix Inc.  His vision culminated in Naqi Logix being acknowledged as one of TIME's "Top Inventions of 2023," selected as an Innovation Honoree at the 2024 & 2025 Consumer Electronics Show ("CES") and receiving the 2024 AccessABILITY Award from USA TODAY-Reviewed™. Additionally, the company's groundbreaking work has earned a Gold Medal at the 2024 Edison Awards within their "Social & Cultural Impact" category.

Mr. Segal collaborates closely with an international team at Naqi Logix and holds a distinguished role within the corporate faculty of Harrisburg University of Science & Technology. Based at the University's Center for Innovation & Entrepreneurship ("CIE"), he leverages this position to continue innovating wearable and emerging neural interface technologies.

As a recognized authority in this field, Mr. Segal has delivered numerous speeches including 2022 TEDx St. George, and as a Keynote Speaker at the 2016 IEEE 2nd International Conference on Applied and Theoretical Computing and Communication Technology in Bengaluru, India.

Zavier Alexander, Director of Product Management

Zavier is an accomplished product design leader with over 12 years of deep experience in the biosensor and wearable space. While leading product design at NeuroSky, Inc. he worked with global multi-disciplinary teams to design, develop and ship some of the first EEG headsets and applications available to the consumer market. He established novel best practices for biosensor product design and software, cultivating a nascent ecosystem of developers into a platform of 100+ third-party apps and products.

Throughout his career, Mr. Alexander collaborated with industry leaders such as Softbank, Mattel, Asus, Toshiba, Stanford University, and Hyundai, to integrate promising biosensors (EEG, ECG, BPI, PPG, etc.) into pioneering products that connect with people and elevate our relationship with technology. He holds a Bachelor of Fine Arts in Industrial Design from Academy of Art University. Mr. Alexander lives in San Francisco, California.

Gary Roshak, Chief Technology Officer (Director)

Gary Roshak is a wireless industry pioneer and global executive with 30+ years of experience in mobile communications and digital media. He is Founder and Managing Partner at Synthesis Works, a wireless innovation accelerator, focused on finding new use cases and repurposing of wireless spectrum assets, and currently serves as President and cofounder of portfolio company Synthesis Cloud Inc. He has led the development of the company's satellite Content Delivery Network and Broadcast Internet platform services and next generation consumer media gateway.

Mr. Roshak was lead independent Board director for Mojio; a global connected car platform company; previously he was Vice President, Mobile Advertisers and Publishers, for Yahoo! Inc., with global responsibility for mobile advertising and publishing strategy, products and business; and led global project teams for AirTouch to compete for international wireless licenses and create local joint ventures throughout Europe and Asia. Earlier in his career, Gary held management roles in several leading consulting organizations, including Arthur Young &Co., PRTM and REALOGIC. Gary is a Phi Kappa Phi graduate of the Rochester Institute of Technology.

Sam Sullivan, Director

Sam Sullivan has been elected twice as Member of the Legislative Assembly of British Columbia for the riding of Vancouver False Creek. He served as Minister of Communities, Sport, and Cultural Development with responsibility for Translink. Prior to that, Mr. Sullivan served as Mayor of Vancouver from 2005-2008. He served as a Vancouver City Councillor from 1993 to 2002. He is a Member of the Order of Canada, Founder of Global Civic Policy Society, and Founder of Sam Sullivan Disability Foundation.

The Sam Sullivan Disability Foundation was founded by Sam to improve the quality of life for people with significant disabilities. To date, it has raised $20 million and served 10,000 people with disabilities throughout Canada and beyond. It consists of six nonprofit organizations: the Disabled Sailing Association, Tetra Society, ConnecTra Society, Vancouver Adapted Music Society, BC Mobility Opportunity Society, and the Disabled Independent Gardeners Association. Sam has made significant contributions to the disabled community in making outdoor activities more accessible. Through his work with the Disabled Sailing Association, the Martin 16 Sailboat was created with 150 in use around the world. He also co-invented the TrailRider with engineer Paul Cermak to help disabled people access the wilderness. Disabled people have used it to go to the top of Mount Kilimanjaro and the base camp of Mount Everest. Mr. Sullivan holds a Business Administration degree from Simon Fraser University.

John Occhipinti, Director

John Occhipinti is the Founder of Wheelhouse Partners. Mr. Occhipinti is a second-generation venture capitalist who grew up in Silicon Valley. Prior to Wheelhouse, Mr. Occhipinti was a Partner at Relay Ventures, an early-stage venture fund exclusively focused on mobile software. Before Relay, Mr. Occhipinti was Managing Director at the Woodside Fund, an early-stage technology fund founded in 1983. Mr. Occhipinti has over 20 years of experience in venture and enterprise software technology, marketing, and sales.

Mr. Occhipinti serves as the Chairman for the Early Stage Venture Capital Alliance ("ESVCA"), a federation of 160 early stage Venture Partners that meet and share best practices and discuss industry challenges. Before his investment career, Mr. Occhipinti was an early executive at Netscape Communications. Mr. Occhipinti's team built the company's first $50 million in revenue, helping launch Netscape through its Initial Public Offering. Mr. Occhipinti holds a Master of Business Administration from the Walter Haas School of Business at the University of California, Berkeley and a Bachelor of Arts in Legal Studies from the University of California, Berkeley. Mr. Occhipinti is based in Menlo Park, California.

Involvement in Certain Legal Proceedings

To our knowledge, none of our current directors, executive officers or significant employees have, during the past ten years:

  been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);
  had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he or she was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;
  been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;
  been found by a court of competent jurisdiction in a civil action or by the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;
  been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or
  been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Securities Exchange Act of 1934, as amended (the Exchange Act)), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

We are not currently a party to any legal proceedings, the adverse outcome of which, individually or in the aggregate, we believe will have a material adverse effect on our business, financial condition or operating results.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the period from July 1, 2024 to June 30, 2025, the Company paid or accrued the following cumulative consulting fees and share based compensation to their three highest paid persons who were executive officers:

Name	Capacities in which compensation is received	Compensation	Other	Total
		$	$	$
Mark Godsy	Chief Executive Officer	120,000	-	120,000
Sandeep Arya	Chief Business Officer	295,000	-	295,000
Xavier Wenzel	Chief Financial Officer	98,420	-	98,420
Gary Roshak	Chief Technology Officer	120,000	-	120,000
David Segal	Chief Innovation Officer	115,000	-	115,000

Director and Executive Officer Compensation

We currently do not pay our directors any cash compensation for their services as directors.

On April 12, 2021, Mark Godsy entered into a consulting agreement through his wholly-owned consulting company, 0711626 B.C. Ltd. for the provision of approximately 2.5 days per week of services as Chief Executive Officer, for a monthly fee of $10,000.

On May 18, 2023, the Company entered into an agreement with Fehr & Associates (the "Fehr Agreement") effective May 23, 2023, pursuant to which Fehr & Associates assumed responsibility of the Company's accounting department services, which includes ongoing technical accounting support and day to day administration and bookkeeping. The Fehr Agreement stipulated that, Xavier Wenzel, Principal at Fehr & Associates, would be available to assume the role of CFO of the Company should the Company wish him to assume such role. Effective July 3, 2023, Mr. Wenzel was appointed by the board as the Company's CFO. Compensation under the agreement is CAD$11,000 per month.

On September 18, 2023, the Company entered into a consulting agreement with Gary Roshak, a director of the Company, for services at a rate of $315 per hour to a maximum of $10,000 per month.

On June 17, 2024, the Company entered into an employment agreement with Sandeep Arya to provide services as Chief Business Officer of the Company at an annual salary of $295,000.

A stock incentive program for our directors, executive officers, employees and key consultants has been established. Details of stock option grants of the Company are described in note 10 of our audited consolidated financial statements for the year-ended June 30, 2025, under Item 7. of this Annual Report."

Personnel Agreements, Arrangements or Plans

Except as otherwise disclosed above in this Annual Report, as of the date of this Annual Report, the Company has not entered into any other plan or arrangement with any of its directors or executive officers concerning compensation to be made in the future.

During the year ended June 30, 2025 Mark Godsy received compensation of $120,000.

During the year ended June 30, 2025 David Segal received compensation of $115,000.

During the year ended June 30, 2025 Gary Roshak received compensation of $120,000.

During the year ended June 30, 2025 Xavier Wenzel received compensation of $98,420.

During the year ended June 30, 2025 Sandeep Arya received compensation of $295,000.

NOTE: Much of the compensation mentioned above for the officers and employees was accrued. In month of April, 2025, due to the Company's financial challenges, the following officers and employees agreed to accrue half their agreed upon salary: Sandeep Arya, Dave Segal, and Zavier Alexander.

Item 4.  Security Ownership of Management and Certain Securityholders

The following table shows the beneficial ownership of the Common Shares as of the date of this Annual Report held by (i) each person known to us to be the beneficial owner of more than 10% of any class of our voting securities; (ii) each director who is the beneficial owner of more than 10% of any class of our voting securities; (iii) each executive officer who is the beneficial owner of more than 10% of any class of our voting securities; and (iv) all directors and executive officers as a group. As of June 30, 2025, there were 48,506,150 (see "Other Security Transactions" below) Common Shares issued and outstanding. As of the date of this Annual Report, there are 52,559,804 Common Shares issued and outstanding.

Beneficial ownership is determined in accordance with the rules of the SEC, and generally includes voting power and/or investment power with respect to the securities held. Common Shares subject to options and warrants currently exercisable or which may become exercisable within 60 days of the date of this Annual Report, are deemed outstanding and beneficially owned by the person holding such options or warrants for purposes of computing the number of shares and percentage beneficially owned by such person, but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. Except as indicated in the footnotes to this table, the persons or entities named have sole voting and investment power with respect to all the Common Shares shown as beneficially owned by them.

Title of Class	Name and address of Beneficial Holder	Amount and Nature of Beneficial Ownership	Amount and nature of beneficial ownership acquirable	Percent of Class (2)

Common Shares	0711626 B.C. Ltd. (1)	7,199,401	0	13.7%

(1) 0711626 BC Ltd. Is a company controlled by Mark Godsy. The business address of 0711626 BC Ltd. is 5401 Greentree Road, West Vancouver, BC, V7W 1N3, Canada.

(2) Based on 52,559,804 common shares outstanding as of the date of this Annual Report.

Item 5.  Interest of Management and Others in Certain Transactions

Transactions with Related Persons

The Company considers a person or entity a related party if they are a member of key management personnel, including their close relatives, an associate or joint venture, those having significant influence over the Company, as well as entities that are controlled by related parties. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company. The Company has determined that key management personnel consist of executive and non-executive members of the Company's Board of Directors and corporate officers.

The Company entered into the following related party transactions during the year ended June 30, 2025 and 2024:

(i)  Transactions with Key Management Personnel:

 The following amounts were incurred with respect to Key Management Personnel; being the Company's CEO, CBO, CTO and CIO:

	For the year ended June 30, 2025	For the year ended June 30, 2024
	$	$
Consulting fees to key management personnel	748,420	462,266
Share-based compensation	701,310	9,162
	1,449,730	471,428

(ii) Transactions with Directors:

 The following amounts were incurred with respect to non-executive directors of the Company:

	For the year ended June 30, 2025	For the year ended June 30, 2024
	$	$
Share-based compensation	-	9,162
	-	9,192

As at June 30, 2025, $560,527 (2024 - $420,000) was owing to directors, officers or their related companies, where $540,527, (2024 - $420,000) was included in accounts payable & accrued liabilities and $20,000 was included in shareholder demand promissory note.

Key management includes directors and executive officers of the Company. During the year ended June 30, 2025 and 2024, no compensation other than that disclosed above was paid or payable for key management services.

Other than the related party transactions described below, the Company did not enter into any other related party transactions for the years ended June 30, 2025 and June 30, 2024, and does not have any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 and one percent of the average of the Company's total assets at year end, and in which any related person had or will have a direct or indirect material interest (other than compensation described under "Compensation of Executive Officers" above).

Of the $540,527 (2024 - $420,000) amount owing to directors, officers or their related companies, which was included in accounts payable:

  $397,485 (2024 - $316,736) is owed to Mark Godsy, Chief Executive Officer and director of the Company.
  $25,850 (2024 - $8,763) is owed to Fehr and Associates (where Xavier Wenzel, the Chief Financial Officer of the Company works).
  $nil (2024 - $84,500) is owed to iBC Insight, LLC, owned by SinanTumer, a former officer of the Company.
  $65,000 (2024 - $10,000) is owed to results Forge, LLC, owned by Gary Roshak, a director of the Company.
  $14,714 (2024 - $nil) is owed to David Segal, Chief Innovation Officer of the Company.
  $57,476 (2024 - $nil) is owed to Sandeep Arya, Chief Business Officer of the Company.

With regards to the note payable of $20,000 (2024 - $nil), it was owed to Mark Godsy, Chief Executive Officer and director of the Company.

Review, Approval and Ratification of Related Party Transactions

Given our small size and limited financial resources, to date we have not adopted formal written policies and procedures for the review, approval or ratification of related party transactions with our executive officers, directors, significant executives and significant shareholders. During the year ended June 30, 2025, we have begun to establish formal policies and procedures so that such transactions will be subject to the review, approval or ratification of our Board, or an appropriate committee thereof. Until such a time where the written policies are formally adopted, our directors will continue to approve any related party transactions.

Other Transactions

The Company did not enter into any transactions for the years ended June 30, 2025 and June 30, 2024, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 and one percent of the average of the Company's total assets at year end, and in which any director nominee for election as director or any securityholder  who beneficially owns more than 10% of any class of our voting securities, or any immediate family member, including such person's child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law, or any person (other than a tenant or employee) sharing such person's household ("Immediate Family Member") of any director or executive officer or director nominee for election as director, or any securityholder who beneficially owns more than 10% of any class of our voting securities, had or will have a direct or indirect material interest (other than compensation described under "Compensation of Executive Officers" above).

Item 6.  Other Information

None.

Item 7.  Financial Statements

Naqi Logix Inc.

Consolidated Financial Statements

For the years ended June 30, 2025 and 2024

(Expressed in US Dollars)

Naqi Logix Inc. CONSOLIDATED FINANCIAL STATEMENTS Years ended June 30, 2025 and 2024 (Expressed in US Dollars)

Report of Independent Registered
Public Accounting Firm

To the shareholders and the board of directors of Naqi Logix Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Naqi Logix Inc. (the "Company") as of June 30, 2025 and 2024, the related consolidated statements of net loss and comprehensive loss, cash flows and changes in equity for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2025 and 2024, and its financial performance and its cash flows for the years then ended, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has not generated revenues since inception, has incurred losses in developing its business, and further losses are anticipated. The Company requires additional funds to meet its obligations and the costs of its operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in this regard are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting in accordance with the standards of the PCAOB. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion in accordance with the standards of the PCAOB.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

DMCL LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

We have served as the Company's auditor since 2023

Vancouver, Canada

March 19, 2026

Naqi Logix Inc. Consolidated Statements of Financial Position (Expressed in US dollars)

		As at June 30, 2025	As at June 30, 2024
	Notes	$	$
ASSETS
Current assets
Cash		7,509	1,982,683
Restricted cash	4	25,865	25,257
Prepaid expenses		21,371	41,672
Other receivables	5	42,366	-
Total current assets		97,111	2,049,612
Convertible loan receivable	6	121,900	-
Intangible assets	7	555,346	590,420
Total assets		774,357	2,640,032

LIABILITIES AND SHAREHOLDERS' (DEFICIENCY) EQUITY

Current liabilities
Accounts payable & accrued liabilities	8, 12, 14	3,065,039	1,665,806
Deferred receipts	6	-	77,329
Share subscriptions received		106,714	-
Shareholder demand promissory note	9, 12, 15	20,000	-
Total liabilities		3,191,753	1,743,135

Shareholders' (deficiency) equity
Share capital	10	10,477,374	9,055,842
Common share reserve	10	5,689,512	2,804,459
Accumulated deficit		(18,584,282)	(10,963,404)
Total shareholders' (deficiency) equity		(2,417,396)	896,897

Total liabilities and shareholders' (deficiency) equity		774,357	2,640,032

Nature of operations and going concern - Note 1

  Subsequent events - Note 15

APPROVED BY THE BOARD OF DIRECTORS

"Mark Godsy"	Director	"Gary Roshak"	Director

The accompanying notes are an integral part of these consolidated financial statements

Naqi Logix Inc. Consolidated Statements of Net Loss and Comprehensive Loss (Expressed in US dollars)

		For the year ended	For the year ended
		June 30, 2025	June 30, 2024
	Notes	$	$

Expenses
Amortization	7	35,074	35,074
Consulting fees and salaries	12	1,591,884	1,146,562
Interest and bank charges		1,469	2,874
Marketing and communication		272,295	74,302
Office and other		278,966	193,090
Professional fees		671,555	496,946
Research and development expenses	7	1,896,577	776,794
Share-based compensation	10(c),12	2,885,053	1,039,266
Total expenses		7,632,873	3,764,908

Loss before other items		(7,632,873)	(3,764,908)

Gain on fair value of convertible loan receivable	6	9,900	-
Foreign exchange gain		2,095	3,200
Net loss and comprehensive loss for the year		(7,620,878)	(3,761,708)

Basic and diluted loss per share		(0.16)	(0.08)

Weighted average number of common shares outstanding, basic and diluted		48,103,649	49,768,289

The accompanying notes are an integral part of these consolidated financial statements

Naqi Logix Inc. Consolidated Statements of Cash Flows (Expressed in US dollars)

	For the year ended	For the year ended
	June 30, 2025	June 30, 2024
	$	$
Cash flows used in operating activities
Net loss for the year	(7,620,878)	(3,761,708)
Items not affecting cash:
Amortization	35,074	35,074
Share-based compensation	2,885,053	1,039,266
Gain on fair value of convertible loan receivable	(9,900)	-
Changes in non-cash working capital items:
Other receivables	(42,366)	115,449
Prepaids	20,301	(27,845)
Accounts payable and accrued liabilities	1,399,233	273,303
Deferred receipts	(77,329)	77,329
	(3,410,812)	(2,249,132)

Cash flows used in investing activities
Convertible loan receivable	(112,000)	-
Restricted cash	(608)	(249)
	(112,608)	(249)

Cash flows from financing activities
Share subscriptions received	106,714	-
Issuance of shares (net of share issuance cost)	1,421,532	3,046,252
Proceeds from shareholder demand promissory note	20,000	(98,612)
	1,548,246	2,947,640

Net change in cash for the year	(1,975,174)	698,259
Cash, beginning of year	1,982,683	1,284,424
Cash, end of year	7,509	1,982,683

Non-cash transactions:
Warrants issued for finder's fees	-	1,044,808
Issuance of finder's shares	9,389	-

The accompanying notes are an integral part of these consolidated financial statements

Naqi Logix Inc. Consolidated Statement of Changes in (Deficiency) Equity (Expressed in US dollars)

		Number of shares issued	Share capital	Subscriptions received	Common share reserve	Accumulated deficit	Total
	Notes	#	$	$	$	$	$
Balance at June 30, 2023		50,661,123	6,908,398	146,000	720,385	(7,201,696)	573,087
Share-based compensation	10(c)	-	-	-	1,039,266	-	1,039,266
Private placement	10(b)	1,654,510	3,422,029	(146,000)	-	-	3,276,029
Share issuance cost	10(b)	-	(1,274,580)	-	1,044,808	-	(229,772)
Repurchased and cancelled shares	10(b)	(4,520,180)	(5)	-	-	-	(5)
Net loss and comprehensive loss		-	-	-	-	(3,761,708)	(3,761,708)
Balance at June 30, 2024		47,795,453	9,055,842	-	2,804,459	(10,963,404)	896,897
Share-based compensation	10(c)	-	-	-	2,885,053	-	2,885,053
Private placement	10(b)	706,269	1,525,090	-	-	-	1,525,090
Share issuance cost	10(b)	-	(112,945)	-	-	-	(112,945)
Finder's shares	10(b)	4,428	9,387	-	-	-	9,387
Net loss and comprehensive loss		-	-	-	-	(7,620,878)	(7,620,878)
Balance at June 30, 2025		48,506,150	10,477,374	-	5,689,512	(18,584,282)	(2,417,396)

The accompanying notes are an integral part of these consolidated financial statements

Naqi Logix Inc. Notes to the Consolidated Financial Statements For the years ended June 30, 2025 and 2024 (Expressed in US dollars)

1. Nature of operations and going concern

Naqi Logix Inc. (the "Company") was incorporated pursuant to the provisions of the Business Corporations Act of British Columbia on August 4, 2020.

The Company has one subsidiary, Naqi Logix America Inc., which was incorporated on April 1, 2025 under the laws of Delaware. The Company holds a 100% interest in Naqi Logix America Inc. Naqi Logix America Inc. has been inactive since its incorporation date.

The Company's principal activities include developing technology and a platform that transforms inconspicuous micro-gestures into instant commands to control certain electronic devices.  Naqi is an early-stage technology company that focuses its research and development on novel, next-generation voice-free, hands-free and look-free device control methodologies that include micro-gestural, electromyography (EMG) and electroencephalography (EEG) input.  Naqi Logix Inc. is currently developing smart earbuds that will enable users to control information systems, devices and platforms in a completely non-tactile, invisible and silent manner.

Going concern uncertainty

These consolidated financial statements of the Company for the years ended June 30, 2025 and 2024 ("financial statements") have been prepared on a going concern basis, which assumes that the Company will be able to meet its obligations and discharge liabilities in the normal course of business.

As at June 30, 2025, the Company has not generated any revenue, has an accumulated deficit of $18,584,282 (2024 - $10,963,404), a working capital deficiency of $3,094,642 (2024 - positive working capital $306,477). During the year the Company incurred a net loss of $7,620,878 (2024 - $3,761,708) which includes stock-based compensation of $2,885,053 (2024 - $1,039,266) related to the valuation of stock options. the Company expects to incur further losses in the development of the business. These factors indicate the existence of material uncertainties that cast substantial doubt upon the Company's ability to continue as a going concern. As a result, the Company may be unable to realize its assets and discharge its liabilities in the normal course of business. The Company's ability to continue as a going concern is dependent on its ability to obtain necessary financing to meet its corporate expenditures and discharge its liabilities in the normal course of business. Although the Company was successful in obtaining financing during prior periods, there can be no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms advantageous or acceptable to the Company.

Should the Company be unable to continue as a going concern, asset realization values may be substantially different from their carrying values. These financial statements do not give effect to adjustments that would be necessary to carrying values, and classification of assets and liabilities should the Company be unable to continue as a going concern. Such adjustments could be material.

The Company's corporate office is located at 100 Park Royal, Suite 200, West Vancouver, British Columbia, Canada, V7T 1A2.

2. Basis of preparation

Statement of compliance

These financial statements have been presented in accordance with IFRS Accounting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The policies applied in these financial statements are based on IFRS standards issued and effective as of June 30, 2025.

The Board of Directors approved the financial statements for issue on March 12, 2026.

Basis of measurement and functional currency

These financial statements have been prepared on a historical cost basis except for financial instruments measured at fair value. These financial statements are presented in US dollars, which is the functional currency of the Company and its wholly owned subsidiary.

Naqi Logix Inc. Notes to the Consolidated Financial Statements For the years ended June 30, 2025 and 2024 (Expressed in US dollars)

2. Basis of preparation (continued)

Basis of Consolidation

The financial statements include the accounts of Naqi Logix Inc. and its wholly owned subsidiary, Naqi Logix America Inc. All significant inter-company accounts and transactions have been eliminated.

3.   Material accounting policy information

These financial statements have been prepared using the following material accounting policies:

Cash and cash equivalents

Cash and cash equivalents include cash on hand and highly liquid short-term investments with original maturities of 90 days or less.

Financial instruments

a) Classification

The Company classifies its financial instruments in the following categories: at fair value through profit and loss ("FVTPL"), at fair value through other comprehensive income (loss) ("FVTOCI") or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company's business model for managing the financial assets and their contractual cash flow characteristics.

Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition, the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or if the Company has opted to measure them at FVTPL.

The Company classifies its financial assets and liabilities as follows:

Cash	FVTPL
Restricted cash	FVTPL
Other receivables	Amortized cost
Convertible loan receivable	FVTPL
Accounts payable and accrued liabilities	Amortized cost
Shareholder demand promissory note	Amortized cost

b) Measurement

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the consolidated statement of net loss and comprehensive loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the consolidated statement of net loss and comprehensive loss in the period in which they arise. Where management has opted to recognize a financial liability at FVTPL, any changes associated with the Company's own credit risk will be recognized in other comprehensive loss.

Naqi Logix Inc. Notes to the Consolidated Financial Statements For the years ended June 30, 2025 and 2024 (Expressed in US dollars)

3. Material accounting policy information (continued)

Financial instruments (continued)

c) Derecognition

Financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in the consolidated statement of net loss and comprehensive loss.

Financial liabilities

The Company derecognizes financial liabilities only when its obligations under the financial liabilities are discharged, cancelled or expire. Generally, the difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized in the consolidated statement of net loss and comprehensive loss.

Share capital

The Company's common shares, and any future offerings of share warrants and options are classified as equity instruments. Incremental costs directly related to the issuance of new shares or options are shown in equity as a deduction from the proceeds. For equity offerings of units consisting of a common share and warrant, when both instruments are classified as equity, the Company does not bifurcate the proceeds between the common share and the other equity instruments.

Share-based payments

Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured and are recorded at the date the goods or services are received. The corresponding amount is recorded to reserves. The fair value of options is determined using the Black-Scholes Option Pricing Model which incorporates all market vesting conditions. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest. Vesting is determined by the Board of Directors.

Income taxes

Income taxes comprises both current and deferred tax. Income tax is recognized in the consolidated statement of net loss except to the extent that it relates to items recognized in other comprehensive income or directly in equity, in which case the income tax is also recognized in other comprehensive income or directly in equity.

Current income taxes are the expected taxes payable on the taxable income for the period, using tax rates enacted or substantively enacted at the end of the reporting period, and any adjustment to taxes payable in respect of previous periods.

The Company accounts for potential future net tax assets which are attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and which are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled. When the future realization of income tax assets is not considered to be probable, no net asset is recognized. No potential income tax assets of the Company have been recognized.

Naqi Logix Inc. Notes to the Consolidated Financial Statements For the years ended June 30, 2025 and 2024 (Expressed in US dollars)

3. Material accounting policy information (continued)

Loss per share

Basic loss per share is calculated by dividing the net loss for the period available to common shareholders by the weighted average number of shares outstanding during the period. Diluted earnings per share reflect the potential dilution of securities that could share in earnings of an entity. The Company uses the treasury stock method of calculating fully diluted loss per share amounts, whereby any proceeds from the exercise of stock options or other dilutive instruments are assumed to be used to purchase common shares at the average market price during the period. Basic and diluted loss per share are the same for the periods presented.  Contingently issuable shares are treated as outstanding and are included in the calculation of basic and diluted loss per share only from the date when all necessary conditions are satisfied (i.e. the events have occurred). Shares that are issuable solely after the passage of time are not contingently issuable shares and are included in the calculation of basic and diluted loss per share.

Intangible assets

Intangible assets are measured at cost less accumulated amortization and accumulated impairment losses. Acquired patents are amortized on a straight-line basis over the estimated life of 18 years (Note 7). Intangible assets  acquired which are used in the research and development of the technology  are considered available for use and amortized over their estimated remining life of 18 years.

Research and development

The Company is engaged in research and development activities. Research costs are expensed as incurred.  Development costs are expensed, unless all of the following can be demonstrated:

  The technical feasibility of completing the intangible asset so that it will be available for use or sale;
  The intention to complete the intangible asset and use or sell it;
  The ability to use or sell the intangible asset;
  How the intangible asset will generate probable future economic benefits;
  The availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and
  The ability to measure reliably the expenditures attributable to the intangible asset during its development.

Development costs that meet the above criteria are capitalised at cost as deferred development costs. Deferred development costs have finite useful lives and are carried at cost less accumulated amortization and accumulated impairment losses.

Impairment of long-lived assets

The Company evaluates the carrying value of long-lived assets at the end of each reporting period to determine whether there is any indication of impairment. Intangible assets with indefinite useful lives or are not available for use are not amortized but are subject to impairment testing annually.

An impairment loss is recorded when it is determined that the carrying amount is no longer recoverable and exceeds its fair value calculated using the discounted cash flows related to the asset or asset group.  The recoverable amount is the higher of an asset's or cash generating unit's fair value less costs to sell and value in use.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  For an asset that does not generate largely independent cash flows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is recognized when the carrying amount of an asset, or its cash generating unit, exceeds its recoverable amount.  A cash generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

Naqi Logix Inc. Notes to the Consolidated Financial Statements For the years ended June 30, 2025 and 2024 (Expressed in US dollars)

3. Material accounting policy information (continued)

Impairment of long-lived assets (continued)

Impairment losses are recognized in profit or loss in the period in which an impairment is identified.  Impairment losses are reversed in subsequent periods if there is a change in the estimates used to determine the recovered amount since the impairment was recognized.

Critical judgments in applying accounting policies

The critical judgments that the Company's management has made in the process of applying the Company's accounting policies with the most significant effect on the amounts recognized in the Company's financial statements are as follows:

a) Going concern

In preparing these financial statements on a going concern basis, as is disclosed in Note 1 of these financial statements, Management's critical judgment is that the Company will be able to meet its obligations and continue its operations for the next twelve months from reporting date.

b) Estimated useful lives of intangible assets

The estimated useful lives of intangible assets are based on management's intentions, historical experience, internal plans and other factors as determined by management. The useful lives are reviewed on an annual basis and any revisions to the useful lives are accounted for prospectively.

Foreign Currencies

The functional currency is the currency of the primary economic environment in which the entity operates.

Foreign currency transactions are translated into the functional currency using exchange rates prevailing at the dates of the transactions. At the end of each reporting period, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at that date. Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. All gains and losses on translation of these foreign currency transactions are charged to profit or loss.

Key sources of estimation uncertainty

The preparation of financial statements requires that the Company's management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company's assets and liabilities at the end of the reporting period.  Actual results may differ from those estimates as the estimation process is inherently uncertain. Actual future outcomes could differ from present estimates and assumptions, potentially having material future effects on the Company's financial statements. Estimates are reviewed on an ongoing basis and are based on historical experience and other facts and circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company's assets and liabilities are accounted for prospectively.

The significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company's assets and liabilities are as follows:

a) Deferred income taxes

Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates at the reporting date in effect for the period in which the temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized as part of the provision for income taxes in the period that includes the enactment date. The recognition of deferred income tax assets is based on the assumption that it is probable that taxable profit will be available against which the deductible temporary differences can be utilized.

Naqi Logix Inc. Notes to the Consolidated Financial Statements For the years ended June 30, 2025 and 2024 (Expressed in US dollars)

3. Material accounting policy information (continued)

Key sources of estimation uncertainty (continued)

b) Royalties payable

Management estimates of the expected timing of the payment of royalties as part of the Naqi Logix LLC and Harrisburg University agreements (Note 7).  Under these agreements, the Company has an obligation to pay royalties based on future net revenues.  Management is required to make an estimate of future expected revenues in order to determine the current expected royalty obligation.

c) Convertible loan receivable

Management made estimates in determining the fair value of the convertible loan receivable disclosed in Note 6.  The convertible loan receivable is an asset accounted for at FVTPL. The fair value of the convertible loan receivable has been estimated using a methodology that considers the fair value of the debt component based on a discounted cash flow and the conversion feature measured using a Black Scholes Option Pricing Model.  The convertible loan receivable is fair valued at each measurement date until settled.

d) Share-based compensation

Share-based compensation is valued using the Black-Scholes Option Pricing Model at the date of grant and expensed in profit or loss over the vesting period of each award. The Black-Scholes Option Pricing Model utilizes subjective assumptions, such as expected price volatility, forfeiture rate and expected life of the option. Changes in these input assumptions can significantly affect the fair value estimate.

Accounting standards issued but not yet effective

Amendments to IAS 1 - Presentation of Financial Statements

In October 2022, the IASB issued amendments to IAS 1, Presentation of Financial Statements titled Non-current liabilities with covenants. These amendments sought to improve the information that an entity provides when its right to defer settlement of a liability is subject to compliance with covenants within 12 months after the reporting period. These amendments to IAS 1 override but incorporate the previous amendments, Classification of liabilities as current or non-current, issued in January 2020, which clarified that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Liabilities should be classified as non-current if a company has a substantive right to defer settlement for at least 12 months at the end of the reporting period.

The amendments are effective July 1, 2024. There was no material impact on the Company's financial statements upon adoption of the amendments.

IFRS 18 Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements. This standard sets out significant new requirements for how financial statements are presented. The focus is particularly on the statement of profit or loss, including requirements for mandatory sub-totals to be presented, aggregation and disaggregation of information, as well as disclosures related to management- defined performance measures. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027. The Company is currently assessing the impact that the adoption of IFRS 18 will have on its financial statements.

4. Restricted cash

 The Company has a redeemable Guaranteed Investment Certificates (GIC) in the amount of $25,000 as collateral for the corporate credit card.

Naqi Logix Inc. Notes to the Consolidated Financial Statements For the years ended June 30, 2025 and 2024 (Expressed in US dollars)

5. Other receivables

	June 30, 2025	June 30, 2024
	$	$
Other receivables	17,588	-
Share subscriptions receivable	24,778	-
Balance	42,366	-

6. Convertible loan receivable

The Company and a key supplier, Wisear Assets and Liabilities (the "Borrower"), signed a Secured Grid Promissory Note (SGPN) facility agreement on October 31, 2024. Pursuant to the terms of the SGPN the Borrower could borrow funds from the Company to fund its ongoing business operations.

Interest on all amounts borrowed accrue simple interest at a rate of 12% per annum. Amounts borrowed under the facility, plus accrued interest, are repayable three years from the date of the agreement.  The SGPN was secured by a specific and fixed security interest in all present and acquired personal property of the Borrower.

The Borrower borrowed $112,000 under the SGPN facility in October/November 2024.

The SGPN facility agreement included debt to equity conversion privileges which enabled the Company to convert the balance of the note into shares of Wisear under two scenarios, as follows:

Conversion on financing - at a 20% discount applied to the lowest price per financing share sold for new cash proceeds by the Borrower; or,

Optional conversion at the Company's discretion - at a share price equal to $11,500,000 divided by the number of Borrower shares outstanding immediately prior to any Optional Conversion Notice.

The convertible note receivable is measured at FVTPL.  The fair value of convertible note receivable was determined using valuation techniques including discounted cash flow models and a Black Scholes Option Pricing Model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment and assumptions provided by Management is required in establishing fair values. Judgments include consideration of inputs such as credit risk, discount rates and volatility. Changes in assumptions relating to these inputs could affect the reported fair value of the financial instruments.

The fair value of the loan at inception was determined to be $112,000.  The fair value at June 30, 2025 was determined to be $121,900 (2024 - $nil).  During the year ended June 30, 2025 the Company recorded a gain on fair value on the convertible note receivable of $9,900 (2024 - $nil).

Naqi Logix Inc. Notes to the Consolidated Financial Statements For the years ended June 30, 2025 and 2024 (Expressed in US dollars)

7. Intangible assets

	Intellectual Property	Patents	Total
	$	$	$
Cost
Balance, June 30, 2023, 2024 and 2025	455,049	218,251	673,300

Accumulated Amortization
Balance, June 30, 2023	24,162	23,644	47,806
Amortization	24,162	10,912	35,074
Balance, June 30, 2024	48,324	34,556	82,880
Amortization	24,162	10,912	35,074
Balance, June 30, 2025	72,486	45,468	117,954

Carrying amount
At June 30, 2024	406,725	183,695	590,420
At June 30, 2025	382,563	172,783	555,346

Naqi Logics LLC Asset Purchase Agreement

On April 12, 2021, the Company entered into an asset purchase agreement (the "APA") to purchase the patents, vendor technology, vendor intellectual property and know-how (the "Purchase Assets") from Naqi Logics LLC ("LLC") (the "Naqi Technology").

Pursuant to the APA, the Company agreed to pay a purchase price of $311,787 in cash.

Also pursuant to the APA, the Company entered into a royalty agreement with LLC for a royalty payable to LLC of up to $5,000,000 (the "LLC Royalty Agreement"). Under the LLC Royalty Agreement, the Company has agreed to pay at the end of each calendar quarter, 2.5% of Net Revenues up to $300,000 per calendar quarter.  Upon the fulfillment of royalty payments of $300,000, the LLC royalty will automatically increase to 5% of Net Revenues, which will continue until the Company has paid an aggregate LLC royalty equal to $5,000,000.  As at June 30, 2025, the Company has not earned any revenues nor accrued any royalty liability.

The LLC Royalty liability assumed upon the acquisition of the Naqi Technology has been recorded at management's estimate of its fair value of $nil on the acquisition date.  Management has also estimated the fair value of the LLC Royalty liability at $nil at June 30, 2025 and 2024.

Harrisburg University Independent Contractor and Royalty Agreement

On April 12, 2021, the Company signed an independent contractor agreement with Harrisburg University of Science and Technology (the "University Royalty Agreement"). As partial consideration for the University providing certain services, if and when revenue is earned, the Company will pay at the end of each calendar quarter, 2.5% of Net Revenues up to $300,000.  Upon the fulfillment of royalty payments of $300,000 the obligation to pay University Royalties will cease completely.  Management has recorded the assumption of the liability under the University Royalty Agreement at $nil on April 12, 2021 and as at June 30, 2025 and 2024.

Smart Rotamach Private Limited Technology Purchase Agreement

On April 14, 2021, the Company entered into a technology purchase agreement (the "TPA") to purchase the Rotamach Technology and all related information and material that relates to sensing, monitoring, measuring and interpreting user information for cash of $361,513.

Naqi Logix Inc. Notes to the Consolidated Financial Statements For the years ended June 30, 2025 and 2024 (Expressed in US dollars)

7. Intangible assets (continued)

Innovative Solutions Canada

On September 8, 2023 the Company was awarded a contract with the Innovative Research Solutions division of the Government of Canada ("ISC"). The ISC Testing Stream ("ISC-TS") is a research and development procurement program aimed at procuring, testing and evaluation pre-commercialized goods and services in the late stages of development.

Under the ISC-TS innovators are matched with a federal government department to participate in testing of an innovation. The Government purchases the innovation from the innovator and provides funding support for selected innovator costs associated with the testing being done by a federal testing department.

Under this program, the Company was entitled to receive up to CAD$1,194,885 as reimbursement of certain pre-established R&D expenditures. As at June 30, 2025 and 2024 the Company has received a total of $709,072 (CAD$962,806), of this amount). The Company has included as research and development reimbursement $nil (2024 - $631,743 (CAD$857,806) and $nil (2024 - $77,329 (CAD$105,000)) deferred reimbursement for certain required milestones the Company completed during the year ended December 31, 2025.

8. Accounts payable and accrued liabilities

The composition of accounts payable and accrued liabilities are as follows:

	June 30, 2025	June 30, 2024
	$	$
Accounts payable (Note 12)	2,516,478	1,171,840
Accrued liabilities	548,561	493,966
Balance	3,065,039	1,665,806

9. Shareholder promissory notes

On June 21, 2025, the Company received a bridge loan of US $20,000 (CAD $28,567) from the Company's CEO and shareholder pursuant to a demand promissory note. The note is non-interest bearing, unsecured, and repayable on demand. As of June 30, 2025 the balance is US$20,000 (2024 - $nil).

10. Share capital

a) Authorized: Unlimited common shares without par value.

b) Shares issued

Common shares: 48,506,150 (2024 - 47,795,453)

During the year ended June 30, 2025, the Company:

a) Completed a qualified financing through a non-brokered private placement by issuing 517,518 common shares at a price $2.12 per share for gross proceeds of $1,097,138. The Company paid $33,640 of share issuance costs related to the issuance of these shares. Share issuance costs included the issuance of 4,428 finder's shares valued at $9,387.

Naqi Logix Inc. Notes to the Consolidated Financial Statements For the years ended June 30, 2025 and 2024 (Expressed in US dollars)

10. Share capital (continued)

b) Shares issued (continued)

b) Issued 188,751 common shares, under a Regulation A financing for gross proceeds of $427,952. In accordance with the subscription agreement, certain investors were entitled to bonus shares pursuant to Schedule A (loyalty, reservation, and volume incentives), which reduced the effective average issue price per share compared to the base subscription price. The Company incurred $79,305 of share issuance costs related to the issuance of these shares.

During the year ended June 30, 2024, the Company:

a) Issued 625,617 shares at a price $2.00 per share for total proceeds of $1,251,234 related to a Regulation A financing. The total cost of issuance was $67,157.

b) Issued 87,150 shares at a price $2.00 per share for total proceeds of $174,300 related to a private placement.

c) Issued 941,743 shares at a price $2.12 per share for total proceeds of $1,996,495 related to a private placement. The Company paid finders fees of $139,754, issued 566,483 warrants and incurred legal and other fees related to the financing of $22,861. The warrants were valued at $1,044,808 using the Black-Scholes Option Pricing Model with the following assumptions:  volatility of 137%, interest rate of 3.52%, expected life of 5 years and dividend yield of nil; and

d) During the year the Company repurchased and cancelled 4,520,180 funders and giftee shares for total consideration of $4.52.  These shares were repurchased pursuant to the terms of the original founders and giftee shares where the holders were required to provide continuous services to the Company. As the holders have not provided the Company with the required services, the agreement called for the shares to be repurchased by the Company at its original price of $0.000001 per share.

c) Stock options

The Company has an incentive share option plan (the "Plan").  Under the Plan a total of 9,694,775 of the Company's outstanding common shares are reserved for the issuance of share options to directors, officers, employees, and consultants. The terms of each option award are fixed by the directors at the time of grant. Share options awarded have a maximum term of ten years. Share options vest over various time periods from the grant date to ten years at the discretion of the board of directors.

The continuity of stock option activity for the years ended June 30, 2025 and 2024 are as follows:

	Share options	Weighted average exercise price
		$
Balance, June 30, 2023	3,100,000	1.60
Granted	1,000,000	1.84
Forfeited	(350,000)	1.60
Balance June 30, 2024	3,750,000	1.66
Granted	1,830,000	2.12
Forfeited	(225,000)	1.60
Balance June 30, 2025	5,355,000	1.82

Total number of options exercisable is 4,023,889 (2024 - 3,530,556).

Naqi Logix Inc. Notes to the Consolidated Financial Statements For the years ended June 30, 2025 and 2024 (Expressed in US dollars)

10. Share capital (continued)

c) Stock options (continued)

The weighted average remaining contractual life of stock options outstanding as of June 30, 2025 is 7.36 years (2024 - 7.39 years).

	June 30, 2025	June 30, 2024
Risk-free interest rate (average)	3.08%	3.27%
Estimated volatility (average)	110%	137%
Expected life (average)	10 years	10 years
Fair value of shares (average)	1.97	2.00
Forfeiture rate (average)	Nil	Nil
Dividend rate (average)	Nil	Nil

During the year ended June 30, 2025, $2,885,053 (2024 - $1,039,266) was recorded to share-based compensation expense resulting from amortization of the current and prior year's options.

d) Warrants

The continuity of share purchase warrants for the years ended June 30, 2025 and 2024 are as follows:

	Share purchase warrants	Weighted average exercise price
		$
Balance, June 30, 2023	728,579	2.40
Issued	566,483	2.00
Balance June 30, 2024	1,295,062	2.23
Expired	(728,579)	2.40
Balance June 30, 2025	566,483	2.00

The weighted average remaining contractual life of share purchase warrants outstanding as of June 30, 2025 is 3.50 years (2024 - 2.53 years).

	June 30, 2025	June 30, 2024
Risk-free interest rate (average)	-	3.52%
Estimated volatility (average)	-	137%
Expected life (average)	-	5 years
Fair value of shares (average)	-	2.12
Forfeiture rate (average)	-	Nil
Dividend rate (average)	-	Nil

During the year ended June 30, 2025 $nil (2024 - $1,044,808) was recorded to share issue costs as a result of the issuance of warrants as finder's fees.

Naqi Logix Inc. Notes to the Consolidated Financial Statements For the years ended June 30, 2025 and 2024 (Expressed in US dollars)

11. Income taxes

A reconciliation between the Company's income tax provision computed at statutory rates to the reported income tax provision is as follows:

	June 30,	June 30,
	2025	2024
	$	$
Loss for the year before income tax recovery	(7,620,878)	(3,761,708)
Average statutory rate	27.00%	27.00%

Expected income tax recovery	(2,058,000)	(1,016,000)
Non-deductible items	748,000	218,000
Change in non-recognized deferred tax assets	1,310,000	798,000
Income tax recovery	-	-

Deferred income tax assets are only recognized to the extent that the realization of tax benefits is determined to be probable.  As at June 30, 2025, the Company has not recognized the benefit of the following deductible temporary differences:

	June 30,	June 30,
	2025	2024
	$	$
Deferred tax assets(liabilities)
Losses carried forward	3,551,000	2,245,000
Share issuance costs	86,000	92,000
Intangible assets	35,000	25,000
Unrecognized deferred tax assets	(3,672,000)	(2,362,000)
Total deferred tax assets	-	-

As at June 30, 2025, the Company has estimated non-capital losses for Canadian income tax purposes of $13,153,000 (2024 - $8,315,000) that may be carried forward to reduce taxable income derived in future years. The Canadian non-capital losses begin to expire in 2041.

12. Related party transactions

The Company considers a person or entity a related party if they are a member of key management personnel, including their close relatives, an associate or joint venture, those having significant influence over the Company, as well as entities that are controlled by related parties. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company. The Company has determined that key management personnel consists of executive and non-executive members of the Company's Board of Directors and corporate officers.

Naqi Logix Inc. Notes to the Consolidated Financial Statements For the years ended June 30, 2025 and 2024 (Expressed in US dollars)

12. Related party transactions (continued)

The Company entered into the following related party transactions during the year ended June 30, 2025 and 2024:

(i) Transactions with Key Management Personnel:

The following amounts were incurred with respect to Key Management Personnel; being the Company's CEO, CBO, COO and CIO:

	For the year ended June 30, 2025	For the year ended June 30, 2024
	$	$
Consulting fees to key management personnel	748,420	462,266
Share-based compensation	701,310	9,162
	1,449,730	471,428

(ii) Transactions with Directors:

The following amounts were incurred with respect to non-executive directors of the Company:

	For the year ended June 30, 2025	For the year ended June 30, 2024
	$	$
Share-based compensation	-	9,162
	-	9,192

As at June 30, 2025, $560,527 (2024 - $420,000) was owing to directors, officers or their related companies, where $540,527, (2024 - $420,000) was included in accounts payable & accrued liabilities and $20,000 was included in shareholder demand promissory note.

Key management includes directors and executive officers of the Company. During the year ended June 30, 2025 and 2024, no compensation other than that disclosed above was paid or payable for key management services.

13. Financial instruments

Classification of financial instruments

The Company's financial instruments consist of cash, restricted cash, and convertible loan receivable which are carried at FVTPL.  The Company's other financial instruments include other receivables, accounts payable and shareholder promissory note which are classified as financial assets and liabilities at amortized cost and are reported at amortized cost.  The fair values of financial assets and liabilities approximate the carrying values due to their relatively short-term nature.

Financial and capital risk management

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include foreign currency risk, interest rate risk, credit risk, and liquidity risk. Where material, these risks are reviewed and monitored by the Board of Directors.

The Board of Directors has overall responsibility for the determination of the Company's risk management objectives and policies. The overall objective of the Board is to set policies that seek to reduce risk as far as possible without unduly affecting the Company's competitiveness and flexibility.

Naqi Logix Inc. Notes to the Consolidated Financial Statements For the years ended June 30, 2025 and 2024 (Expressed in US dollars)

13. Financial instruments (continued)

Financial and capital risk management (continued)

Discussions of risks associated with financial assets and liabilities are detailed below:

Financial instruments measured at fair value are grouped into three levels, based on the degree to which the fair value is observable:

  Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;
  Level 2 - significant observable inputs other than quoted prices included within Level 1; and
  Level 3 - significant unobservable inputs.

There were no transfers between levels of the fair value hierarchy during the years ended June 30, 2025 and June 30, 2024.

The following is a summary of the Company's financial instruments at fair value as at December 31, 2024:

	Level 1	Level 2	Level 3
	$	$	$
Cash	7,509	-	-
Restricted cash	25,865	-	-
Convertible loan receivable	-	-	121,900
	33,374	-	121,900

a) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a cash loss is limited as the Company's liabilities are either non-interest bearing or have fixed interest rates. The Company considers this risk to be low.

b) Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  Credit risk arises from cash held with banks and financial institutions and amounts receivable. The maximum exposure to credit risk is equal to the carrying value of the financial assets. The Company considers credit risk with respect to its cash to be low as cash is held through large Canadian financial institutions. The credit risk related to accounts receivable is considered moderate.

c) Liquidity risk

Liquidity risk is the risk that the Company is not able to meet its financial obligations as they become due. The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows, as well as anticipated investing and financing activities. Accounts payable and accrued liabilities have contractual maturities of 30 days or are due on demand and are subject to normal trade terms. The Company has working capital deficit of $3,094,642 (2024 - surplus of $306,477) as at June 30, 2025. Liquidity risk is assessed as high.

Management of capital

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern. In the management of capital, the Company includes its components of shareholders' equity.

The capital structure of the Company consists of equity attributable to common shareholders, comprised of issued capital and deficit.

Naqi Logix Inc. Notes to the Consolidated Financial Statements For the years ended June 30, 2025 and 2024 (Expressed in US dollars)

13. Financial instruments (continued)

Management of capital (continued)

The Company maintains and adjusts its capital structure based on changes in economic conditions and the Company's planned requirements. The Company may adjust its capital structure by issuing new equity, issuing new debt, or acquiring or disposing of assets.

The Company does not have a source of revenue. As such, the Company is dependent on external financing to fund its activities. In order to pay for administrative costs and for future development of its technologies, the Company will spend its existing working capital and raise additional amounts as needed.

Management reviews its capital management policies on an ongoing basis. The Company is not subject to any externally imposed capital requirements.

14. Contingent liability

The Company is the named defendant in a lawsuit filed by the plaintiff, a former subcontractor. The subcontractor has filed a legal claim for $160,500 in damages for non-payment for services pursuant to a contract with the Company dated June 2023.

The Company has made a good faith offer to settle this matter; however, the offer was rejected. As the outcome of this legal claim is uncertain, the Company has accrued for the estimated likely settlement amount at June 30, 2025.

15. Subsequent events

a) On December 30, 2025, the Company entered into a binding share purchase agreement to acquire 100% of Wisear Assets and Liabilities ("Wisear") shares via a share exchange. Wisear is early-stage company that develops and licenses next-generation human computer interface technology. The business rationale for the Wisear acquisition was to acquire its intellectual property, inclusive of its patent portfolio, as well as its technology development expertise and workforce. The acquisition closed in February 2026.

Pursuant to the share purchase agreement, the Company issued 4,053,654 common shares at a value of $2.40 for gross consideration of $9,728,772 to acquire 100% of the outstanding shares of Wisear. In addition, the Company also acquired long term liabilities of $2,291,999.

No finder's fees were paid in connection with the Acquisition. The acquisition of Wisear is considered to be a business combination under IFRS 3 as Wisear has inputs and processes that are capable of producing outputs. The Company incurred $266,406 of acquisition-related costs in its fiscal year ended June 30, 2025 which are included in professional fees in the Company's Consolidated Statement of net loss and comprehensive loss.

As a result of limited access to Wisear information required to prepare the preliminary purchase allocation, together with the limited time since the acquisition date and the effort required to conform the financial statements of Wisear to the Company's accounting policies, the initial accounting for the business combination is incomplete at the date of these financial statements. As a result, the Company is unable to provide the amounts recognized as of the acquisition date for the major classes of assets acquired and liabilities assumed and the resulting amount of goodwill.

b) In September 2025 the Company issued 100,000 options exercisable at $2.62 vesting 50% on the issuance date and 50% vesting monthly over three years.

Naqi Logix Inc. Notes to the Consolidated Financial Statements For the years ended June 30, 2025 and 2024 (Expressed in US dollars)

15. Subsequent events (continued)

c) The Company raised a total of $1,438,959 via convertible debenture issuances between September 2025 and February 2026. This amount includes a refinancing of the Company's $20,000 shareholder demand promissory note (Note 9). Each debenture bears simple interest at a rate of 10.0% per annum with a maturity date that is 12 months from the date of issuance. The Company issued 661,591 share purchase warrants with an exercise price of $2.175 and five-year life from their date of issuance as part of the convertible debenture financing.

Each debenture, plus accrued interest, can be converted into shares of the Company at anytime at the conversion price of $2.175 per share. Unless any interest is converted prior to the maturity date, all accrued and unpaid interest shall be payable at the maturity date in common shares of the Company at a conversion price of $2.175 per share.

In the event that the Company completes a go-public transaction at any time prior to the maturity date, each debenture value plus accrued interest will be automatically converted into the common at the price per share of the go-public transaction.

d) Subsequent to June 30, 2025, the Company received subscription receipts of approximately $383,000 for shares to be issued pursuant to private placements.

Item 8.  Exhibits

(i) Exhibit 3 items - the form of Debenture from the Debenture financing.

(ii) Exhibit 4 items - any subscription documents related to the Debenture financing.

(iii) Exhibit 6 items (material contracts) - the material transaction documents related to the Wisear transaction and Debenture financing.

Index to Exhibits

Exhibit No.	Description

Exhibit 2.1	Certificate of Incorporation of Naqi Logix Inc (incorporated by reference to Exhibit 2.1 on the Company's Form 1-A (File No. 024-11841) filed on March 23, 2022).

Exhibit 2.2	Certificate of Change of Name (incorporated by reference to Exhibit 2.2 on the Company's Form 1-A (File No. 024-11841) filed on March 23, 2022).

Exhibit 2.3	Bylaws of Naqi Logix Inc (incorporated by reference to Exhibit 2.3 on the Company's Form 1-A (File No. 024-11841) filed on March 23, 2022).

Exhibit 3.1	Form of Shareholder Rights Agreement of Naqi Logix Inc (incorporated by reference to Exhibit 3.1 on the Company's Form 1-A (File No. 024-11841) filed on March 23, 2022).

Exhibit 3.2	Form of Right of First Refusal and Co-sale Agreement of Naqi Logix Inc (incorporated by reference to Exhibit 3.2 on the Company's Form 1-A (File No. 024-11841) filed on March 23, 2022).

Exhibit 3.3	Form of Voting Agreement of Naqi Logix Inc (incorporated by reference to Exhibit 3.3 on the Company's Form 1-A (File No. 024-11841) filed on March 23, 2022).

Exhibit 4.1	Form of Subscription Agreement (incorporated by reference to Exhibit 4.1 on the Company's Form 1-A/A (File No. 024-11841) filed on July 1, 2022).

Exhibit 5.1	Form of Voting Trust Agreement (incorporated by reference to Exhibit 5.1 on the Company's Form 1-A (File No. 024-11841) filed on March 23, 2022).

Exhibit 6.1	Broker-dealer Agreement dated January 17, 2022 between Naqi Logix Inc. and Dalmore Group, LLC (incorporated by reference to Exhibit 6.1 on the Company's Form 1-A (File No. 024-11841) filed on March 23, 2022).

Exhibit 6.2	Contract dated August 9, 2023 between Naqi Logix Inc. and Public Services and Procurement Canada (incorporated by reference to Exhibit 6.2 on the Company's Form 1-SA (File No. 24R-00694) filed on March 28, 2024)

Exhibit 6.3	Amendment No. 1 dated November 1, 2024, to Contract originally dated August 9, 2023 between Naqi Logix Inc. and Public Services and Procurement Canada (incorporated by reference to Exhibit 6.3 on the Company's Form 1-SA (File No. 24R-00694) filed on March 28, 2024)

Exhibit 6.4	Naqi Logix Equity Incentive Plan dated December 31, 2021 (incorporated by reference to Exhibit 6.3 on the Company's Form 1-A (File No. 24-12535) filed on November 25, 2024)

Exhibit 6.5	Credit Card Services Agreement (incorporated by reference to Exhibit 6.4 on the Company's Form 1-A (File No. 24-12535) filed on November 25, 2024)

Exhibit 6.6	Services Agreement (incorporated by reference to Exhibit 6.5 on the Company's Form 1-A (File No. 24-12535) filed on November 25, 2024)

Exhibit 6.7	Employment Agreement between Naqi Logix Inc. and Sandeep Kumar Arya (incorporated by reference to Exhibit 6.6 on the Company's Form 1-A/A (File No. 24-12535) filed on February 26, 2025)

Exhibit 6.8	Independent Contractor Agreement between Naqi Logix Inc. and 0711626 B.C. Ltd. (incorporated by reference to Exhibit 6.7 on the Company's Form 1-A/A (File No. 24-12535) filed on February 26, 2025)

Exhibit 6.9	Amendment No.1 to Independent Contractor Agreement between Naqi Logix Inc. and 0711626 B.C. Ltd. (incorporated by reference to Exhibit 6.8 on the Company's Form 1-A/A (File No. 24-12535) filed on February 26, 2025)

Exhibit 6.10	Employment Agreement between Naqi Logix and David Segal (incorporated by reference to Exhibit 6.9 on the Company's Form 1-A/A (File No. 24-12535) filed on February 26, 2025)

Exhibit 6.11	Independent Contractor Agreement between Naqi Logix Inc. and Results Forge, LLC (incorporated by reference to Exhibit 6.10 on the Company's Form 1-A/A (File No. 24-12535) filed on February 26, 2025)

Exhibit 6.12	Amendment No. 1 to Independent Contractor Agreement between Naqi Logix Inc. and Results Forge, LLC (incorporated by reference to Exhibit 6.11 on the Company's Form 1-A/A (File No. 24-12535) filed on February 26, 2025)

Exhibit 6.13	Engagement letter between Naqi Logix Inc. and Fehr & Associates Ltd. (incorporated by reference to Exhibit 6.12 on the Company's Form 1-A/A (File No. 24-12535) filed on February 26, 2025)

Exhibit 8.1	Escrow Agreement (incorporated by reference to Exhibit 8.1 on the Company's Form 1-A (File No. 24-12535) filed on November 25, 2024)

Exhibit 11.1*	Consent of DMCL LLP.

* Filed herewith.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report on Form 1-K to be signed on its behalf by the undersigned, thereunto duly authorized, in Vancouver, British Columbia, Canada on March 19, 2026.

Naqi Logix Inc.

By:	/s/ Mark Godsy
Name:	Mark Godsy
Title:	Chief Executive Officer and Director

Pursuant to the requirements of Regulation A, this Annual Report on Form 1-K has been signed by the following persons in the capacities and on the dates indicated.

By: /s/ Mark Godsy	March 19, 2026
Name: Mark Godsy
Title: Chief Executive Officer and Director (Principal Executive Officer)

By: /s/ Gary Roshak	March 19, 2026
Name: Gary Roshak
Title: Director

By: /s/ John Occhipinti	March 19, 2026
Name: John Occhipinti
Title: Director

By: /s/ Sam Sullivan	March 19, 2026
Name: Sam Sullivan
Title: Director